Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W. • Washington, DC 20005
telephone 202 551 1700 • facsimile 202 551 1705 • www.paulhastings.com

Atlanta
Beijing
Brussels
Chicago
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Stamford
Tokyo
Washington, DC

(202) 551-1817
farrahshort@paulhastings.com

May 10, 2007 32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of April 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

Dlw 5/16

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.2

Schedule 1

Information Published, Filed or Distributed During April 2007

1. New Medium-Term Business Plan Outline of "Yamaha Growth Plan 2010" (Exhibit 1)

2. New Medium-Term Business Plan April 2007—March 2010 (Exhibit 2)

3. Flash Report on Consolidated Basis (Results for the fiscal year ended March 31, 2007) (Exhibit 3)

4. FY 2007.3 Performance Outline (Exhibit 4)

5. Outline of Performance for Fiscal 2007, ended March 31, 2007(FY2007.3), and Outlook for FY2008.3(Exhibit 5)

6. Notification of Change in Management (Appendix to Flash Report for Fiscal Year Ended March 31, 2007)(Exhibit 6)

7. Notification of Changes in Representative Directors (Exhibit 7)

8. Yamaha Announces Cash Dividends for FY2007.3 (Exhibit 8)

9. On the Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures) (Exhibit 9)

For immediate release

April 6, 2007

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Shuji Ito
Code Number:	7951 (First Section of Tokyo Stock Exchange)

New Medium-Term Business Plan
Outline of "Yamaha Growth Plan 2010"

To follow the medium-term business plan "YSD50," which ended on March 31, 2007, Yamaha has announced a new medium-term business plan, "**Yamaha Growth Plan 2010**," which will cover the three-year period from fiscal 2008 (ending March 31, 2008) through fiscal 2010. The new plan sets basic management policies, key strategies, and numerical objectives.

Under the new medium-term business plan, current business domains have been redefined into two major areas, "**The Sound Company**" and the "**Diversification**" business domain.

Yamaha has positioned "The Sound Company" business domain as a growth area and will actively invest management resources in this domain with the aims of further strengthening its core musical instrument business and aiming for expansion of its sound, audio, and network businesses. On the other hand, businesses in the "diversification" business domain will work to consolidate their industry positions and substantially increase earning power to contribute to the corporate value of the Yamaha Group through healthy business management.

For the final year of the plan in March 2010, Yamaha has set a goal of consolidated net sales of ¥590.0 billion, operating income of ¥45.0 billion, and ROE of 10%.

1. Review of the Previous "YSD50" Plan

Under the "YSD50" plan, Yamaha set goals for the final year of the plan of ¥590.0 billion for consolidated net sales, ¥50.0 billion for operating income, ¥34.0 billion for net income, and ROE of 10%. According to the outlook announced on February 7, Yamaha is expected to report performance below the plan targets with net sales of ¥542.5 billion, operating income of ¥26.0 billion, net income of ¥30.5 billion, and ROE of 9.2%. Regarding the goal of reducing interest-bearing debt effectively to zero, Yamaha attained this goal in the first year of the plan as progress was made toward improving its financial position.

In the **musical instruments segment**, both sales and operating income were below planned levels, but in the professional audio equipment business, where growth was anticipated, sales increased as planned. In addition, in the Chinese market, Yamaha made steady progress in strengthening its sales network, and was able to expand its market share in growing markets, mainly in Asia, and in the South Korean market, which is mature, as well. In the Japanese market, Yamaha made improvements in its stores to draw more customers and steadily strengthened its music teaching facilities, especially those for adults and music schools, located in suburban areas.

In the **AV equipment segment**, sales principally in Japan, Europe, and China were stagnant, and net sales and operating income were substantially below the plan's targets. In other areas, in the **semiconductor segment**, the volume of sales and unit prices of LSI sound chips for mobile phones showed a larger decline than expected, and growth in other devices was below anticipated levels. On the other hand, in the **recreation segment**, lackluster sales performance continued, and recovery is not yet in sight. To reallocate its resources under the policy of focus and concentrating, Yamaha made the decision to sell four of its resort facilities.

2. Outline of the New Medium-Term Business Plan

1) <u>Basic stance:</u> Building on the financial position strengthened under the "YSD50" plan, shift to a **growth phase**

2) <u>Title of the plan:</u> **"Yamaha Growth Plan 2010"** (Covering the

three-year period from fiscal 2008 to 2010)

3) **Redefinition of business domains:**

Under "YSD50," Yamaha divided its businesses into three domains: (1) Core businesses, (2) Lifestyle-related & leisure, and (3) Electronic parts and materials. Under the new plan, Yamaha will redefine and divide its businesses into two domains as follows:

"The Sound Company" business domain: Businesses where Yamaha will aggressively pursue growth: Musical instruments/audio/music entertainment, AV equipment, sound networks, and semiconductors

"Diversification" business domain: Businesses that will contribute to building the Yamaha Group's corporate value through sound business operation are: Lifestyle-related products, the productive technology area (FA/metallic molds/components), recreation, and golf products

4) **Growth strategy for each business domain**

Growth in "The Sound Company" Business Domain

1. **Expand piano business through new initiatives:**
   - ➢ Offer a total range of pianos that customers want, both acoustic and digital
2. **Rebuild platform for the guitar business growth:**
   - ➢ Enhance craftsmanship and stabilize quality
   - ➢ Development and marketing of products through an artistic service center in North America
   - ➢ Concentrate resources on development of component technologies in the electric acoustic guitar field
3. **Realignment and strengthening of acoustic musical instrument manufacturing bases in China, Japan, and Indonesia**
4. **Expand music entertainment business through realignment and integration of the related business:**
   - ➢ Support amateur activities, help in identifying and nurturing artists. Integrated management of content production and supply

5. **Maintain the No. 1 position in digital mixers, expand product field in sound output devices (speakers, amplifiers, etc.) and expand business field:**
    - Expand target market using the technology and marketing force developed in the commercial audio (CA) field
6. **Growth in AV equipment and sound network businesses:**
    - Pursue growth in the medium-to-high class hi-fi products and front surround speaker field
    - Establish a position in the desktop audio genre
    - Establish a business unit for IP conferencing systems
7. **Turnaround in semiconductors business:**
    - Bolster the business of LSI sound chips for mobile phones
    - Strengthen analog/hybrid/MEMS technology to develop devices with a strong competitive edge (Improve competitiveness of silicon microphones and digital amplifiers)
8. **Growth in emerging markets:**
    - China: Establish sales network and marketing for musical instruments
    - Russia: Expand sales through establishment of subsidiary in Russia
9. **Strategic M&A and Active Formation of Alliances:**

    To identify growth opportunities, principally in "**The Sound Company**" business domain, Yamaha will actively consider and forge alliances with the optimal partners, and capabilities of units within Yamaha responsible for these activities will be strengthened

"Diversification" Business Domain

1. **Policy of select and focus in the recreation segment:**
    - Tsumagoi Co., Ltd.: Create a facility that embodies the concept of Yamaha as a sound and music company
    - Katsuragi Co., Ltd.: Contribute to Yamaha Group corporate value by offering the highest levels of service
2. **Strengthening lifestyle-related products segment:**
    - Reorganize and enhance product structure into three business units
    - Reduce costs through improvement in productivity and make active use of and strengthen showrooms

3. **Realignment and reinforcement of the productive technology area business:**
    - Achieve further growth in FA/metallic molds/components businesses by concentrating related activities in Yamaha Fine Technologies Co., Ltd. (YFT)
    - Improve profitability through the shifting of the automobile interior wood components business to YFT

5) Principal Numerical Targets

	Yamaha Group	"The Sound Company"
Net sales	**¥590** billion	¥493 billion
Operating income	**¥45** billion	¥39.5 billion
ROE	**10%**	—
Free cash flow (3 years)	**¥55** billion	—

For Further Information, Please Contact:

Public Relations Division, Public & Investor Relations Group (Telephone: 81-3-5488-6601)

Exhibit 2

New Medium-Term Business Plan
April 2007 – March 2010

April 6, 2007
Yamaha Corporation

1. YSD50 Review

Review of YSD50 Results

YAMAHA

Although the Company's financial position improved, growth and profitability targets could not be met

FY2007.3	YSD50 Target	Results Announced Feb. 7, 2007
Net sales	¥590 billion	¥542.5 billion
Operating income	¥50 billion	¥26.0 billion
Net income	¥34 billion	¥30.5 billion
ROE	10.0%	9.2%
FCF (3-year)	¥60 billion	¥40.3 billion
Actual interest-bearing debt	zero	- ¥9.4 billion
Inventory	2.9 months	2.9 months

Review of YSD50 Results

Sales growth targets not achieved



Net Sales
(billions of yen)
YSD50
results/projections
Others
Electronic equipment & metal products
AV/IT
Musical instruments
700
600
500
400
300
200
100
0
539.5
90.9
76.9
78.3
293.4
534.1
84.8
69.0
77.7
302.6
534.1
87.9
56.2
75.9
314.1
542.5
93.5
55.0
72.0
322.0
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections announced
Feb. 7, 2007)
Change from FY2004.3 results
Change from YSD50 targets
+ 3.0
- 47.5
+ 2.6
- 9.5
- 21.9
± 0
- 6.3
- 26.0
+ 28.6
- 12.0
YSD50 targets
590.0
103.0
55.0
98.0
334.0
FY2007.3

Review of YSD50 Results

YAMAHA

Although musical instrument profitability is improving, overall targets were not met



Operating Income
(billions of yen)
Electronic equipment & metal products
AV/IT
Musical instruments
Others
YSD50 results/projections
YSD50 targets
50
45
40
35
30
25
20
15
10
5
0
-5
45.1
30.0
4.4
10.5
0.2
FY2004.3
35.7
20.0
3.7
14.2
-2.2
FY2005.3
24.1
7.9
2.1
14.1
0
FY2006.3
26.0
3.0
1.5
21.0
0.5
FY2007.3
(Projections announced Feb.7, 2007)
Change from FY2004.3 results
- 19.1
- 27.0
- 2.9
+ 10.5
+ 0.3
Change from YSD50 targets
- 24.0
- 4.5
- 5.0
- 10.0
- 4.5
50.0
7.5
6.5
31.0
5.0
FY2007.3

YSD50 Review

YAMAHA

Reasons sales growth targets not achieved



Net Sales
(billions of yen)
- Target for piano sales not met in Japanese & North American markets
- Growth in demand for Electones below target
- Slow response to changes in guitar market
- Target for increase of home theater sales not met
- Weak progress with launch of new products (video equipment/MusicCAST)
- Sluggish sales in Japanese, Chinese and European markets
590.0
Musical instruments
- 12.0
AV/IT
- 26.0
Electronic equipment & metal products
± 0
Others
- 9.5
542.5
YSD50 target
FY2007.3 projection (Feb. 7, 2007)

YSD50 Review

YAMAHA

Reasons income growth target not achieved



Operating Income
(Billions of yen)
- Decline in gross profits due to sales and production targets not being met
Musical instruments
50.0
- 10.0
AV/IT
- 5.0
Electronic equipment & metal products
- Unit prices and volumes of LSI sound chips for mobile phones lower than anticipated
- 4.5
Others
- 4.5
26.0
•Recreation sales targets not met
•Slow to improve profitability of lifestyle-related products
YSD50 target
FY2007.3 projection

YSD50 Review

YAMAHA

Summary

- There is no denying that sales and income targets were over-optimistic.

- Sales finished at decline of ¥47.5 billion (estimated), well below target. As a result, operating income was ¥24.0 billion (estimated) below target, half of the figure set in the medium-term business plan.

  - Percentage of target achieved:
    - Net sales: 92% (estimated)
    - Operating income: 52% (estimated)

- All business segments except electronic equipment and metal products failed to meet sales targets. All business segments failed to meet operating income targets.

- Although the musical instrument business failed to meet targets, it is becoming more profitable.

  - Operating income: Doubled to ¥21.0 billion (estimated) vs. FY2004.3
  - Operating income margin: Improved approx. 3 points to 6.5% (estimated) vs. FY2004.3

YSD50 Review by Topic

YAMAHA

Musical instrument business operating income target: ¥30 billion

Reasons Medium-Term Business Plan targets not achieved

- Decline in gross profits due to sales and production targets not being met
- Slow in taking steps to drop prices and differentiate products amid polarizing demand trends
  - Products made in China has penetrated into market more quickly than anticipated and the measures to the situation is behind.
  - Although efforts to expand sales of high-added-value products showed results for wind instruments, they were insufficient overall
  - Pianos: While new products were launched, targets were not met due to shrinking demand in North America and Japan
  - Electronic pianos: Market share of volume fell amid lower unit prices and expanding market

    Launched high-added-value initiatives aimed at sparking new demand such as design pianos, but full-scale roll-out was delayed
  - Guitars: Yamaha lacked presence and lost market share amid growing overall demand
- Delay in taking steps to expand demand for keyboard products in the Japanese market led to sluggish sales

YSD50 Review by Topic

YAMAHA

Musical instrument business operating income target: ¥30 billion

<u>Progress during Medium-Term Business Plan period</u>

- Growth in professional audio (PA) equipment business — 51% growth in 3 years, sales increased ¥10.4 billion (PA products)
  - Progress in building platform for business expansion, e.g. alliance with Nexo, acquisition of Steinberg and Fuji Sound

- Growth in Chinese market — 33% growth in 3 years, sales increased ¥2.6 billion
  - Progress in building sales network and music school platforms, continuing steady growth

- Growth in other regions (outside of Japan, Europe, North America and China) — 40% growth in 3 years, sales increased ¥11.6 billion
  - In addition to expansion in emerging markets, took a larger share of the mature Korean market

- Revitalization of Japanese market
  - Steady investment in driving future growth through music schools and stores designed to draw in customers

- Manufacturing reforms
  - Reorganization of production bases to strengthen manufacturing capabilities is largely progressing according to plan

YSD50 Review by Topic

YAMAHA

Stabilization of income base in other core businesses

■ AV Business

<u>Reasons Medium-Term Business Plan targets not achieved</u>

- Shrinking home theater market and slow responses to market changes such as lower prices and fiercer competition
  - Home theater systems: No sales growth in the face of lower price competitiveness and shrinking market
  - Video equipment/MusicCAST: Weak progress with launch of new products

- Sluggish sales in Japan, Europe and China
  - Japan: Slow response to expansion of audio market in conjunction with growing market for flat-panel TVs
  - Europe: Slow in taking steps to compete with rivals in a highly competitive environment
  - China: Lack of market penetration for Yamaha brand

<u>Progress during Medium-Term Business Plan period</u>

- Improved profitability due to increased YSP sales and growth in sales of AV receivers and hi-fi equipment
- Sales growth with development of mass merchandiser in the North American market

Sales grew 14% in 3 years, increased ¥3.1 billion

YSD50 Review by Topic

YAMAHA

Stabilization of income base in other core businesses

- **Semiconductor business**
  - Sales volumes and unit prices of LSI sound chips for mobile phones lower than anticipated
  - Insufficient growth in other product areas

All business units becoming profitable

- **Lifestyle-related products business**
  - Business restructuring reforms have begun and although targets were not met profitability has been achieved
- **Recreation business**
  - Although costs are being reduced, profitability could not be achieved due to targets for increased sales not being met
- **Golf products business**
  - Profitability has been achieved
  - Greater recognition of the "inpres" brand

2. New Medium-Term Business Plan

New Medium-Term Business Plan

YAMAHA

New Medium-Term Business Plan
(April 2007-March 2010)

Yamaha Growth Plan 2010

- Act & Change! -

YGP ACT & CHANGE! 2010

The entire company acts as one to steadily implement growth strategies and changes to shift into a growth phase!

Shift into a growth phase based on a stronger financial position

YGP2010: Redefining Business Domains YAMAHA



Before April 2007
Core businesses (sound & music)
Musical Instruments/Audio
AV/IT
Semiconductors
Media-Related
Lifestyle-related/ leisure businesses (brand synergy)
Lifestyle-Related Products
Recreation
Golf Products
Parts & materials businesses (technology synergy)
Electronic Metals
FA/Metallic Molds
Automobile Interior Wood Components
Aim at growth focused on sound/music/audio field
After April 2007
The Sound Company
•Musical Instruments/ Audio/Music Entertainment
•AV Equipment
•Sound Networks
•Semiconductors
Diversification businesses
Lifestyle-Related Products
PT
Recreation
Golf Products
PT: Productive Technology (FA/metallic molds/automobile interior wood components)

Business fields aiming for active growth

Business domains utilizing original Yamaha technology and sense, whose sound operation helps boost group corporate value

YGP2010 Business Vision

YAMAHA

“The Sound Company” business domain

Use sound/music/network technologies as a platform to drive group-wide growth by deepening, expanding and creating business in the fields of musical instruments/audio/music entertainment, AV/IT and devices

“Diversification” business domain

Inspired by the brand slogan "Creating ‘Kando’* Together," contribute to increasing group corporate value by utilizing the original technologies and sense built up in the course of Yamaha operations to secure a strong position in each industry and achieve sound business management

*Kando is a Japanese word that signifies an inspired state of mind

Identifying "The Sound Company" as a growth domain

Achieve growth by further reinforcing areas of strength focusing on musical instruments and expanding business in fields utilizing sound at their core (audio, sound/networks)

- **Examples of "Sound Company" products and keywords relating to sound**



Existing business domains
Sound/networks
Create new business and expand business fields
Internet communities
Connect
Mobile devices
Enjoy
Routers
Connect
Silicon microphones
Pick up sound
IP Conferencing systems
Connect
New device products
New Sound Network products
New business
Audio
Expand business around sound/music
Soundproofing systems
Silence
AV equipment
Listen
PA
Communicate
Karaoke
Enjoy
Acoustic design
Create
Commercial spaces
New business
Music/musical instruments
Further expand existing business
Music and health
Comfort
Music schools
Study
Musical instruments
Play
Music production
Process
Media/content
Enjoy

Key Areas for Growth

Achieving growth in "The Sound Company" business domain

Music/Musical Instruments

- Piano business (Total Piano Strategy)
- Guitar business
- Music entertainment business

Audio

- Professional audio business
- AV equipment business

Sound networks

- IP conferencing system business
- Semiconductor business
  (development of new devices)

Market measures

- Emerging markets
  - China
  - Russia

Active commitment of management resources *Including strategic M&A and alliances*

Trends for Musical Instrument Products

Growth in music/musical instruments field



- Growth in various pianos
- Customer-oriented sales plans/marketing
Yamaha sales share (%)
High growth potential
Electronic pianos 15%
Wind instruments 4%
- Achieve stable growth
- Increase volume in China
- Strengthen development of next-generation top-of-line models
- Achieve stable growth
- Boost share of high-level products
- Maintain share of lower-priced products
Acoustic pianos 2%
Electronic drums 14%
- Rebuild platform for growth
- Prioritize quality and stable supply
- Target electric-acoustic guitar market in North America ($180 million market, 20% annual growth)
- Achieve stable growth
- Strengthen position of mid- and high-level products
- Focus resources on electronic drums
Drums 5%
Guitars 10%
Large-scale market
50
45
40
35
30
25
20
15
10
5
0
0
50
100
150
200
250
300
Market scale (Billions of yen) (wholesale basis)

__%__ indicates 3-year market growth rate assumed in new medium-term plan

*Market share and scale are the year 2006 estimation.

Piano Business

Efforts to expand piano business through Total Piano Strategy

■ Rebuild piano line-up from customer perspective

-- Supply the total range of pianos that customers want, regardless of acoustic/digital distinction

- Merge acoustic and digital pianos to create new pianos that have the strengths of both
- Acoustic pianos: aim even higher

  Digital pianos: offer value for money

Increase total piano business sales by ¥10 billion

(Current piano + electronic piano sales: approx ¥87.0 billion)

Current Piano/Electronic Piano Lineup

Acoustic Pianos | **Hybrid Pianos** | **Digital Pianos**







- Customers like the designs, but the sound and touch are not like the real thing...

- Customers want authentic touch, but if slightly lighter, smaller pianos were available...

2007

Overall Image of Total Piano Lineup

Acoustic Pianos — **New Hybrid Pianos** — **Digital Pianos**

● Lineup of products with convincing piano performance, while emphasizing design and prioritizing space-saving and ease of placement



● Seamless lineup for every usage and level, from easy-to-play models to authentic performance instruments

2010

Guitar Business

Rebuild platform for growth

- Prioritize stable quality and boost manufacturing capabilities
  - Increase and strengthen production at Hangzhou Yamaha (100,000 -> 200,000 units per year)
    - Ensure stable quality and on-time delivery
  - Restructure Indonesian plant to specialize in guitars (500,000 -> 600,000 units per year)
    - Boost capacity and manufacturing capabilities for mid-level products
- Utilize Yamaha Artist Services Hollywood in product plans and marketing
- Focus resources on development of elemental technologies for electric-acoustic guitars (pick-up, DSP, and etc.)

3-year milestone: increase sales by ¥2 billion
(current sales: approx 12.0 billion)

Growth in North American Acoustic Guitar Market


Market Scale
Sales
(wholesale)
M$
360
118
Growth rate (1992-2005 average)
Total acoustic 8.5% per year
Electric-acoustic only 21% per year
Field we can display
strength in
Fusion of acoustic and
digital technology
50% of market
Electric-
acoustic
20% of market
Acoustic guitars
1992
1997
2005

Manufacturing Reforms

Reorganize and reinforce acoustic musical instrument production bases



China

Aim for quality, cost control and supply capability

- Hangzhou Yamaha
  - Increase piano production, establish integrated production systems
    - Upright pianos 50,000 units p.a.
      Grand pianos 5,000 units p.a.
  - Launch guitar manufacturing to meet increased demand for production
    - 200,000 units p.a.
- Xiaoshan Yamaha
  - Establish systems for increased production of wind instruments
    - 128,000 units p.a.
  - Main factory for high-level drum products
    - 7,000 units p.a.

Japan

Aim for mother factory functions, added value

- Kakegawa: Complete integration of piano production bases (2010)
- Toyooka/Saitama/Yamaha Music Craft, etc.: Continue pursuing creation of added value (wind, string & percussion)

Indonesia

Strengthen supply and manufacturing capabilities

- Yamaha Indonesia (YI): Equip for increased piano production and integrate production processes
  - Upright pianos 25,000 units p.a.
    Grand pianos 7,500 units p.a.
- Yamaha Music Manufacturing Indonesia (YMMI): Specialize in guitars, expand into mid-level products
  - 600,000 units p.a.

Plants scheduled to finish production

- Taiwan: guitars (Feb. 2007)
- North America: pianos (March 2007), wind instruments (April 2007)

Music Business

Growth in music/musical instruments field

Full-scale entry into music entertainment business, establish business unit for this purpose

- **Expand business through realignment and integration of music entertainment related business**
  - **Full lineup of operations including support for amateur activities, identifying/nurturing/backing of artists, producing content and supplying music to the market**

Increase music entertainment business sales by ¥5 billion
Create ¥30 billion business in 5 years' time

(current sales: approx. ¥12 billion)

Music school sales is not included in above-mentioned figure

(current sales: approx ¥43 billion)

Current Situation: Functions related to the music entertainment business are scattered across organization



Marketing
YMM (publishing)
Content (distribution)
Sales ¥6.0 billion
YMC (CDs)
Sales ¥3.9 billion
Sales ¥1.5 billion
ピアノアニメ
capsule
Incubation
Content
プレイヤーズ王国
YMF ME Div.
YMC
Artist management
YMF ME Div.
Content
capsule

Scale of Japanese market (2006 estimate)

Music CDs approx. ¥500 billion

Music distribution over Internet approx. ¥30 billion

Music books/sheet music approx. ¥30 billion

Digital Content Business Division | **ME Division, Yamaha Music Foundation** | Yamaha Music Media Corporation | Yamaha Music Communications Co., Ltd.

Concentrate the total power of the Group!


New artists
New content, etc.
Marketing
ピアノアニメ
J-POP
Listening to/playing
(enjoying) music
capsule
Yamaha Music
Entertainment Holdings Inc.
プレイヤーズ王国
Creating/distributing
music
capsule
Incubation
Artist Management

More growth through expansion of business fields
- Speed up efforts to become a system solutions provider* -

*Build capability to provide solutions utilizing digital network technology

- Provision of full-system products/network technology
- System design proposals/technology support

■ Maintain No.1 position for mixers and strengthen business for output-type products (power amplifiers, speakers, etc.)

■ Expand business into commercial installed sound market*

*Music facilities without specialist operators, where the main purpose is offering services other than music (exhibition spaces, schools, banquet halls, restaurants, etc.)

Increase total professional audio (PA) product sales by ¥12 billion, with a focus on output-type products (current sales: approx ¥30 billion)

Estimated Market Scale for Commercial Audio (CA) Equipment

(Worldwide wholesale value)


Production applications
Studios, broadcasters, etc.
Non-fixed live event applications
Concerts, events, etc.
Fixed facility applications
Specialist operator
(Theaters, U.S. churches, etc.)
No specialist operator
(Schools, hotel banquet halls, etc.)
B to B sales route (CA)
¥50 billion
¥60 billion
¥80 billion
[1] Expand product fields
Speakers, power amplifiers, processors
Current main business fields (focused on mixers)
[2] Expand target market
Music store sales route
¥50 billion
¥80 billion
[1] Expand product fields
Speakers, power amplifiers
Current main business fields (focused on mixers)
Commercial installed sound market

Growth in audio field

AV Equipment Business

Concentrate product development resources on growth areas

Business Environment (2006 shipment figures)

- **Shrinking of existing home theater audio market**
  - HT system market : 95% of previous year (11 million units)
  - AV amp/receiver market : 96% of previous year (3 million units)
- **Rebound of hi-fi market**
  - German hi-fi amp/receiver market: 99% of previous year (100,000 units)
    105% of previous year in value terms (€29M)
  - Japanese hi-fi amp/receiver market: 107% of previous year (88,000 units)
- **Expansion of market surrounding flat-panel TVs**

Aim for growth by concentrating development resources on hi-fi amplifier, AV components, front surround speaker for flat-panel TVs and new product fields (desktop audio, small-scale commercial spaces, etc.)

Growth in audio field

AV Equipment Business

■ **Strengthen mid- and high-level products in the hi-fi market**



- No.1 share for mid- and high-level hi-fi amplifiers in terms of volume
- Re-enter market for high-level hi-fi components
  - Lead with Soavo speakers and launch hi-fi amplifiers, CD players



FY2007.3
FY2008.3
FY2009.3
FY2010.3
Focus on lower price range
High-level hi-fi speakers (Soavo series)
High-level hi-fi amps, SACD players
Mid-level hi-fi amps, SACD players





Increase sales by ¥3 billion
(current sales: ¥10.5 billion)

AV Equipment Business

■ Growth in front surround speakers field

- Increase sales by adding low-priced products with "AirSurround*" technology to existing YSP technology

*Original sound field creation technology that uses two front speaker units to produce a natural and highly directional surround effect over a wide area

FY2007.3	FY2008.3	FY2009.3	FY2010.3

YSP technology



Aim for added value, develop new variations
- Allow for various installation styles
- Develop multifunctional units

AirSurround technology*

Aim for value for money, develop new products as HTiB replacements

HTiB = Home Theater in a Box

Increase sales by ¥6 billion
(current sales: approx. ¥7 billion)

AV Equipment Business

■ Growth in new fields

- Establish position in the desktop audio genre
  - Develop products utilizing compact, high-sound-quality technologies (SR-Bass, PowerStorage, etc.)
    Compact, stylish audio speakers for users of DAP and mobile music players
    Audio devices for business users of PCs





- New advance into small commercial space business
  - Use core technologies (ArraySp, etc.) with theme of fusing sound and light

Increase sales by ¥3 billion
(current sales: approx. ¥0.3 billion)

IP Conferencing System Business

Rapidly establish new business unit

■ **Focus on volume sales in Japan & North America**

- Develop sales network
- Develop e-sales (Internet-based proposals/sales/support)


Now
Sales: ¥0.1 billion
From Japanese market entry to development of sales channels
Establish marketing capability for North American market
Build production infrastructure in China
In 3 years' time
Sales: ¥5 billion
Become key business unit in Sound Network Division and achieve growth

Scale of IP Conferencing System Market
(Estimate of Current Market)

	Conferences using special terminals		PC/Web conferencing
	Video conferencing	Audio conferencing	
Scale of world market for terminals	¥70 billion	¥30 billion	¥5 billion (for microphones, speakers)
Annual market growth rate	10%	0%	20%
Existing Yamaha products	 PJP-300V	 PJP-100H (IP connection)	 PJP-100UH (USB connection)



PJP-50R

Semiconductor Business

Growth in sound network field

Rapidly develop new devices and markets

- Turn business around by preserving strengths and attacking new areas -

- **Reinforce foundations of LSI business for mobile phones**
  - Strengthen integration of music replay and sound functions
  - Supply sound quality enhancement services to carriers and handset manufacturers

- **Growth focused on "Smart AnaHyM" strategy**
  - Concentrate investment on developing application devices in fields of strength
    - Develop full series of silicon microphones, boost competitiveness in digital amplifiers, etc.
  - Maximize use of Kagoshima Plant processes and strengthen manufacturing capabilities

Increase sales by ¥6.4 billion

(current sales: ¥38.6 billion)

~~Aim for operating income of ¥5 billion~~

"Smart AnaHyM"

Develop superior devices by reinforcing analog (Ana), hybrid (Hy) and MEMS (M) technologies and adding value with Yamaha's strengths in the Smart technology field


"Smart" added value
Signal processing
Acoustic audio
Hybrid technology
Mobile CODEC
Analog technology
MEMS/sensor technology
Magnetic sensors
Digital amps
Silicon microphones





Digital amps

TV, mobile phone, amusement applications

Silicon microphones

MEMS construction

Mobile phone, video camera, PC applications

Semiconductor Business: Sales/Operating Income Targets



(Billions of yen)
38.6
45.0
Growth in devices other than sound chips for mobile phones, with a focus on "Smart AnaHyM"
Other devices
LSI sound chips for mobile phones
40
30
20
10
0
FY2007.3 estimated
FY2010.3 target

Chinese Market

Rapidly build musical instrument sales network and strengthen marketing

■ Active investment

- Quantitative expansion of piano retail network
  - Core stores 200 -> 350
  - "Yamaha Corners" 70 -> 200
- Create comprehensive stores with music schools in addition to sales of pianos/electronic keyboards/wind instruments
- Build platform for music school business
  - 40 schools with 10,000 students
    (currently 6 schools with 1,300 students)
- Expand functions of YDACC (Beijing)
  - Set up PA demonstration rooms in Shanghai/Guangzhou

Piano sales targets for China (current levels)

Share	10%	(7%)
Units	30,000	(16,000)


YAMAHA
Yamaha Piano Corner


Yamaha Digital Audio Creative Center

Russian Market

Increase sales by establishing subsidiary in Russia

■ **Increase sales by boosting market recognition/customer trust**

- Build sales network to start direct wholesaling
- Expand lineup of products for Russian market and conduct aggressive promotion campaign
- Comprehensive lineup of musical instrument, PA and AV products

FY2008.3	FY2009.3	FY2010.3
● August Establish subsidiary		Subsidiary sales ¥9 billion
● September Kick off business with CA products	● April Direct wholesaling of all products (musical instruments/PA/AV)	

(Current musical instrument + AV wholesale value: approx. ¥3.5 billion)

Active Approach to Strategic M&A and Business Alliances

Active commitment of management resources

Seek out growth opportunities focused on The Sound Company business domain

■ Basic policy for M&A and alliances

- Take the lead in examining/building optimum partnerships with a view to growth in The Sound Company business domain

Existing examples

- Complementing Yamaha technologies, sales networks and production bases

NEXO: Strengthened ability to propose system solutions by adding Nexo speaker products

Fuji Sound: Reinforced/expanded Japanese professional audio equipment business

- Developing more comprehensive product portfolio in fields where Yamaha's market share is low

Steinberg: Enhanced product portfolio in the music production field

■ Strengthen M&A unit responsible for this activities

Select and Focus in Recreation Business

Focus on two facilities and concentrate management resources

- Transfer four facilities (Toba Hotel International, Nemunosato, Kiroro and Haimurubushi) to Mitsui Fudosan Co., Ltd. for new development
- Aim to enhance profitability and contribute to Yamaha brand value by utilizing special Yamaha features at the two remaining facilities (Tsumagoi and Katsuragi-Kitanomaru)

- Tsumagoi
  - Create a facility that embodies the concept of Yamaha as a sound and music company





- Katsuragi-Kitanomaru
  - Contribute to corporate value by providing the highest levels of service





Strengthen Lifestyle-Related Products Business

Boost corporate competitiveness in line with the business environment





- ■ Reorganize and enhance product structure into three business units (BUs)
  - Boost competitiveness of platform BU (80% of sales)
    - Reduce number of models and standardize parts and materials
  - Construct profitable business model with high-level easy-order BU and top-level order-made BU
- ■ Fundamental reform of production structures
  - ¥3 billion cost reduction through improved productivity and reduced labor costs
  - Build up core competencies in manufacturing
    - Implement and develop marble craft strategy (artificial marble craftmanship)
- ■ Sales reforms to boost customer numbers
  - Establish remodeling-oriented business
  - Enhance and make optimum use of showrooms (expand number of showrooms from 38 to 50)

Reorganize and Reinforce Productive Technology Business

Growth in FA/Mold/Component Businesses

■ Concentrating the business on Yamaha Fine Technologies Co., Ltd. (YFT)

- Expand business field through continual reduction of cost in component and metallic molds businesses and development of mass production technology for compound components
- Start development of new fields in FA business
- Generate synergy through transfer of automobile interior wood components business to YFT
- Expand thermoelectric module (TEC) and lens businesses

YGP2010 Targets

YAMAHA

FY2010.3 Targets

	Yamaha Group	"The Sound Company" business domain
Net sales	¥590.0 billion 3-year sales growth rate: 8.8%	¥493.0 billion 3-year sales growth rate: 14.0%
Operating income	¥45.0 billion Operating income margin: 7.6%	¥39.5 billion Operating income margin: 8%
ROE	10%	—
FCF	3-year ¥55.0 billion	—

YGP2010 Net Sales Targets

YAMAHA

Net Sales



(Billions of yen)
542.5
590.0
*Including ¥16.4 billion from electronic metal products business
46.4*
17.5
46.0
38.6
72.0
322.0
34.0
7.0
56.0
45.0
88.0
360.0
Others
Recreation
Lifestyle-related products
Semiconductors
AV/IT
Musical instruments
Diversification business domain
The Sound Company business domain
FY2007.3 (estimated)
FY2010.3

YGP2010 Operating Income Targets



Operating Income
(Billions of yen)
26.0
1.9
1.0
2.1
1.5
21.0
-1.5
45.0
2.5
3.0
5.0
4.5
30.0
0
Others
Lifestyle-related products
Semiconductors
AV/IT
Musical instruments
Recreation
Diversification business domain
The Sound Company business domain
Diversification business domain
FY2007.3 (estimated)
FY2010.3

YGP2010 Capital Expenditure Targets

YAMAHA

Capital Expenditure

(Billions of yen)


71.0
16.3
13.1*
3.8
37.8
74.0
13.6
9.1
6.2
45.1
Diversification business domain
Semiconductors
AV/IT
Musical instruments
*Including ¥4.6 billion for 0.18μ process development/ responding to increased production
3-year YSD50 (estimated)
3-year YGP2010

The Sound Company business domain

Major investment (Billions of yen)

Piano production facilities/molds	5.6
Expansion of Hangzhou plant	0.8
Construction of new Ginza store	7.0
Semiconductor production-related	3.3

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in our operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 4

FY2007.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Results (Previous Year) FY2006.3		Projections (Feb. 7, 2007) FY2007.3		Results FY2007.3		Projections (Full Year) FY2008.3		Projections (Interim Period) FY2008.3	
Net Sales	534.1		542.5		550.4		551.0		272.0	
Japan Sales	295.2	(55.3%)	287.3	(53.0%)	291.3	(52.9%)	277.6	(50.4%)	142.5	(52.4%)
Overseas Sales	238.9	(44.7%)	255.2	(47.0%)	259.1	(47.1%)	273.4	(49.6%)	129.5	(47.6%)
Operating Income	24.1	(4.5%)	26.0	(4.8%)	27.7	(5.0%)	30.0	(5.4%)	15.0	(5.5%)
Recurring Profit	35.2	(6.6%)	41.0	(7.6%)	42.6	(7.7%)	43.0	(7.8%)	23.0	(8.5%)
Net Income	28.1	(5.3%)	30.5	(5.6%)	27.9	(5.1%)	30.0	(5.4%)	15.0	(5.5%)
Currency Exchange	113/US$		116/US$		117/US$		115/US$		115/US$	
Rate (=yen)	135/EUR		143/EUR		144/EUR		148/EUR		148/EUR	
ROE(*1)	9.5%		9.2%		8.4%		8.3%		8.4%	
ROA(*2)	5.5%		5.8%		5.2%		5.4%		5.4%	
Earnings per share	136.0yen		148.0yens		135.2yens		145.6yens		72.8yens	
Capital Expenditure	22.9		25.5		25.2		26.0		16.0	
Depreciation	18.9		19.6		20.0		21.5		11.0	
R&D Expenditure	24.1		24.5		24.2		24.5		12.8	
Loans & Equivalents (*3)	-8.0		-9.4		-21.2		-34.8		-12.0	
Free Cash Flow										
Operating Activities	25.5		29.7		39.7		43.2		8.5	
Investing Activities	-18.1		-23.5		-22.4		-16.3		-7.0	
Total	7.4		6.2		17.3		26.9		1.5	
Inventories at end of period	77.9		76.5		82.2		74.6		85.8	
No. of Employees										
Japan	11,734		11,700		11,661		10,690		10,980	
Overseas	13,564		13,800		14,348		14,150		14,960	
Total (*4)	25,298		25,500		26,009		24,840		25,940	
(Newly consolidated)	(976)									
Sales by Business Segment										
Musical Instruments	314.1	(58.8%)	322.0	(59.4%)	326.0	(59.2%)	338.0	(61.3%)	165.6	(60.9%)
AV/IT	75.9	(14.2%)	72.0	(13.3%)	72.8	(13.2%)	79.0	(14.3%)	34.5	(12.7%)
Electronic Equipment and Metal Products	56.2	(10.5%)	55.0	(10.1%)	54.8	(10.0%)	46.0	(8.4%)	26.4	(9.7%)
Lifestyle-Related Products	45.2	(8.5%)	46.0	(8.5%)	46.6	(8.5%)	49.0	(8.9%)	24.4	(9.0%)
Recreation	18.0	(3.4%)	17.5	(3.2%)	17.8	(3.2%)	10.0	(1.8%)	7.1	(2.6%)
Others	24.7	(4.6%)	30.0	(5.5%)	32.4	(5.9%)	29.0	(5.3%)	14.0	(5.1%)
Operating Income by Business Segment										
Musical Instruments	14.1		21.0		22.0		24.0		13.5	
AV/IT	2.1		1.5		2.1		2.5		0.6	
Electronic Equipment and Metal Products	7.9		3.0		3.1		1.0		-0.2	
Lifestyle-Related Products	1.2		1.0		1.2		1.5		0.7	
Recreation	-1.8		-1.5		-1.5		-0.5		-0.2	
Others	0.6		1.0		0.8		1.5		0.6	

Non Consolidated Basis

Net Sales	321.3		320.0		323.0	
Operating Income	8.0	(2.5%)	11.0	(3.4%)	12.6	(3.9%)
Recurring Profit	14.0	(4.3%)	18.5	(5.8%)	19.9	(6.2%)
Net Income	10.2	(3.2%)	12.5	(3.9%)	11.3	(3.5%)

*1,2 The ROE and ROA of the interim period for FY2008.3 are calculated on an annually adjusted basis.

*3 Loans & Equivalents = Loans (Short term , Long term) - Cash & Bank Deposit

*4 No. of Employees = No. of employees at end of period

Exhibit 5

April 27, 2007

For Immediate release

Yamaha Corporation

Outline of Performance for Fiscal 2007, Ended March 31, 2007 (FY2007.3), and Outlook for FY2008.3

Performance for the Fiscal Year—Increases in Sales, Operating Income, and Recurring Profit; Slight Decline in Net Income

Yamaha's consolidated net sales for FY2007.3 rose 3.0% from the previous fiscal year, to ¥550.4 billion, despite declines in sales of the AV/IT, electronic equipment and metal products, and recreation segments, as the core musical instruments segment as well as the lifestyle-related products segment and the other segment reported higher sales.

Consolidated operating income for the fiscal year rose 14.7%, to ¥27.7 billion, in spite of a substantial decline in the electronic equipment and metal products segment, as the musical instruments segment posted a major increase in operating income and the recreation segment reported a smaller operating loss. In addition, recurring profit rose 20.9%, to ¥42.6 billion, as equity in earnings of unconsolidated subsidiaries and affiliates increased, owing to the strong performance of Yamaha Motor Co., Ltd.

On the other hand, consolidated net income slipped 0.9%, to ¥27.9 billion, because of extraordinary losses due to impairment write-offs on assets of the recreation segment and costs associated with the closure of certain overseas manufacturing subsidiaries.

Compared with the forecast for the full fiscal year issued at the time of the announcement (on February 7, 2007) of results for the third quarter of FY2007.3, consolidated net sales were ¥7.9 billion higher than forecast. In addition, operating income was ¥1.7 billion above the anticipated level and recurring profit was ¥1.6 billion higher. Net income, however, was ¥2.6 billion below the forecast.

Sales and Operating Profit by Segment

(Figures in parentheses are changes from the previous fiscal year's figures unless otherwise indicated.)

Musical Instruments

Sales of ¥326.0 billion (3.8%) and Operating Income of ¥22.0 Billion (55.9%)

Sales of pianos were robust in Europe and in China and other markets in Asia (outside Japan), but owing to the adverse effect of weak conditions in the North American market, overall sales were approximately the same as for the previous fiscal year. Among electronic musical instruments, sales of *Electone™* electronic organ products declined, but sales of portable keyboards and other electronic musical instruments in overseas markets continued to be strong. In addition, revenues from professional audio products expanded substantially in overseas markets, and sales of wind instruments were favorable. Revenues from educational services, including music and English-language schools, also held firm, but sales from content distribution were down because of the shrinkage of the market for ring tones for mobile phones. Operating income showed a major increase because of the positive effect of foreign currency exchange rate movements, an improvement in gross margins, and other factors.

AV/IT Products

Sales of ¥72.8 billion (–4.1%) and Operating Income of ¥2.1 Billion (1.2%)

In audio products, sales expanded, supported by growth in sales of AV receivers, one of the main products in this business, in Europe and North America, and revenues from digital sound projectors posted gains over the previous fiscal year. However, sales of commercial online karaoke equipment declined, leading to an overall decrease in segment sales. Operating income for the segment increased slightly because of the positive impact of foreign currency exchange rate movements and other factors.

Electronic Equipment and Metal Products

Sales of ¥54.8 billion (–2.4%) and Operating Income of ¥3.1 Billion (–60.9%)

Semiconductor sales declined because of lower demand for LSI sound chips for mobile phones. In the electronic metal products area, higher product prices, reflecting the rise in raw material costs, resulted in a gain in sales, but, for the segment as a whole, sales

showed a slight decline. Operating income dropped sharply, reflecting lower semiconductor sales and declining profit margins.

Lifestyle-Related Products

Sales of ¥46.6 billion (3.0%) and Operating Income of ¥1.2 Billion (–1.6%)

Sales of system baths declined along with increased competition and lower unit prices, but sales of system kitchens featuring artificial marble sinks remained strong, resulting in an overall increase in segment sales. Operating income slipped, reflecting the increase in prices of plastic and other raw materials.

Recreation

Sales of ¥17.8 billion (–1.2%) and an Operating Loss of ¥1.5 Billion
(versus a loss of ¥1.8 billion in the previous fiscal year)

The number of persons visiting this segment's one-day outing facilities rose, but the decline in revenues from wedding-ceremony and ski-lodging facilities owing to warm weather during the winter led to a slight overall decline in sales. The operating loss shrank, mainly because of lower depreciation and selling, general and administrative costs.

Other

Sales of ¥32.4 billion (31.2%) and Operating Income of ¥0.8 billion (36.5%)

Sales of golf goods increased because of a strong performance in the domestic market and expansion in exports. A major increase was reported in the metal molds and parts business, as sales of magnesium parts and plastic parts expanded sharply, and sales of the automobile interior wood component business also expanded, leading to a substantial overall rise in the sales of this segment. Operating income increased accompanying the rise in sales.

Non-Consolidated Performance

Increases from the Previous Year in Sales and Profits on a Non-Consolidated Basis

On a non-consolidated accounting basis, Yamaha Corporation reported sales of ¥323.0 billion (0.6%), above the forecast issued at the time of the announcement of third quarter results for FY2007.3. Similarly, operating income amounted to ¥12.6 billion (57.3%) and

recurring profit was ¥19.9 billion (42.4%), both figures above the previously announced forecasts. On the other hand, net income came to ¥11.3 billion (10.4%), but was below the forecast level because of the posting of extraordinary losses.

Outlook for FY2008.3

Forecasts Call for Increases in Sales and Profits

FY2008.3 is the first year under Yamaha's new medium-term business plan "YGP2010 (Yamaha Growth Plan 2010)," and the Yamaha Group is implementing a range of initiatives to attain the objectives of the new plan. Although the electronic equipment and metal products segment is forecast to show declines in sales and profits because of the drop in demand for LSI sound chips for mobile phones and the sale of the Company's electronic metal products business, increases in sales and profits are anticipated in the musical instruments, AV/IT, and lifestyle-related segments. Although sales of the recreation segment will decline because of the sale of four of the Group's recreational facilities, profitability is expected to improve in this segment, and the other segment is forecast to report an increase in sales.

As a consequence, on a consolidated basis, the Company is forecasting net sales for FY2008.3 of ¥551.0 billion, operating income of ¥30.0 billion, recurring profit of ¥43.0 billion, and net income of ¥30.0 billion.

Basic Policy for Allocation of Profits and Dividends for FY2007.3 and FY2008.3

The Company has adopted a basic policy for allocating profit that is based on the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance. Specifically, the Company will endeavor to sustain stable dividends and sets a goal of 25% for its dividend payout ratio.

Based on this policy, for FY2007.3, the Company is scheduled to pay a cash dividend of ¥22.5 per common share (including an interim dividend of ¥10). For FY2008.3, the

Company anticipates paying a cash dividend of ¥30 per common share (including an interim dividend of ¥15).

For further information, please contact
Yamaha Corporation
Public Relations Division, Public & Investor Relations Group,
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568
(Telephone: 81-3-5488-6601) or
Public Relations Division, Public & Investor Relations Group (Hamamatsu)
10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650
(Telephone: 81-53-460-2210

RECEIVED
MAY 10 2007
161

Exhibit 6

Appendix to Flash Report for Fiscal Year Ended March 31, 2007

Company Name:	YAMAHA CORPORATION
Representative Director:	Shuji Ito, President
Address:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
Code Number:	7951
Contact:	Public & Investor Relations Group, Public Relations Division Tel: +81-3-5488-6601 Fax: +81-3-5488-5060

Notification of Changes in Management

The Board of Directors of Yamaha Corporation, at its meeting held on April 27, 2007, decided on the following changes in management. These changes will be finalized at the Directors' meeting to be held after the 183rd ordinary shareholders' meeting on June 26, 2007:

1. Change of Representative Directors

Katsuhiko Kishida: Chairman and Representative Director
(Scheduled to become Corporate Special Adviser)
Shuji Ito: President and Representative Director
(Scheduled to become Chairman and Director)
Mitsuru Umemura: Managing Director
(Scheduled to become President and Representative Director)

2. Change of Directors

(1) Candidate for Appointment as Director

Director — Motoki Takahashi
(Currently executive officer, general manager of the Corporate Planning Division)

(2) Outgoing Director

Representative Director — Katsuhiko Kishida
(Scheduled to become Corporate Special Advisor)

*These changes will go into effect on June 26, 2007.

3. Change of Auditors

(1) Candidate for Appointment as Auditor

Auditor (Full-Time) — Tokihisa Makino (Currently Corporate Adviser of Yamaha Corporation)

(2) Outgoing Auditor

Auditor (Full-Time) — Naomoto Ota (Scheduled to become Corporate Advisor)

4. Change of Executive Officers

(1) Candidates for Appointment as Executive Officer

Executive Officer	Takashi Onoda (Currently General Manager of the Piano Division)
Executive Officer	Masahito Kato (Currently General Manager of the Business Planning Division)
Executive Officer	Wataru Miki (Currently Deputy General Manager of the Public Relations Division)

(2) Outgoing Executive Officers

Executive Officer	Hajime Hayashida
Executive Officer	Yoshikazu Tobe
Executive Officer	Motoki Takahashi (Scheduled to become director)
Executive Officer	Kosuke Kamo

5. Directors Who Will also Hold the Position of Executive Officer

Managing Director	Hirokazu Kato (Scheduled to become Senior Managing Executive Officer)
Managing Director	Tsuneo Kuroe (Scheduled to become Managing Executive Officer)
Director	Hiroo Okabe (Scheduled to become Managing Executive Officer)
Director	Yasushi Yahata (Scheduled to become Executive Officer)
Executive Officer	Motoki Takahashi (Scheduled to become Director and concurrently Executive Officer)

*These changes will go into effect on June 26, 2007.

Exhibit 7

For immediate release

April 27,2007

Company Name: Yamaha Corporation
President and
Representative Director: Shuji Ito
Code Number: 7951(First Section of Tokyo Stock Exchange)

Notification of Change in Representative Directors

At a meeting of the board of directors of Yamaha Corporation held on April 27, 2007, the following change in representative directors was resolved. It is planned to resolved at the 183rd ordinary general share holders' meeting and the resolution by a meeting of the board of directors of Yamaha Corporation on June 26,2007.

1. Change in position

Katsuhiko Kishida	Corporate Special Adviser (Formerly Chairman and Representative Director)
Shuji Ito	Chairman and Director (Formerly President and Representative Director
Mitsuru Umemura	President and Representative Director (Formerly Managing Director)

2.Reason for change

From the start of new term business plan "YGP2010", to aim to grow its business by revitalizing executive system through generational change of top executive.

3. Profile of new president On separate sheet

4. Date for change(Planned) June 26, 2007

For further information, please contact:

Public Relations Division, Public & Investor Relations Group
(Telephone: +81-3-5488-6601)

Exhibit 8

For immediate release

April 27, 2007

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Cash Dividends for FY2007.3

The Board of Directors of Yamaha Corporation (Yamaha), at its meeting of April 27, 2007, made the decision to pay cash dividends from earned surplus to shareholders of record as of the base date on March 31, 2007, as follows:

1. Details of the Cash Dividends

	Amounts Decided	Anticipated Payment (Announced April 28, 2006)	Previous Fiscal Year
Base date	March 31, 2007	March 31, 2007	March 31, 2006
Dividend per share	¥12.50	¥10.00	¥10.00
Total dividends	¥2,578 million	–	¥2,063 million
Effective date	June 27, 2007	–	June 28, 2006
Source of dividends	Earned surplus	–	Earned surplus

2. Explanation

The Company has adopted a basic policy for allocating profit that is based on the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance.

Performance during FY2007.3 exceeded Yamaha's initial plans, thanks to the continued understanding and cooperation of shareholders. Accordingly, the Board of Directors decided to raise the dividend payable for the second half of the fiscal year from ¥10.00 per common share in FY2006.3 to ¥12.50 per share for FY2007.3.

The dividends for the interim period, second half, and full fiscal year are as follows:

	Dividends per Share		
Base date	End of interim period	End of second half	End of full year
Payable in FY2007.3	¥10.00	¥12.50	¥22.50
Paid in FY2006.3	¥10.00	¥10.00	¥20.00

For further information, please contact:

Yamaha Corporation

Public Relations Division, Public & Investor Relations Group,

17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568

(Telephone: 81-3-5488-6601)

Exhibit 9

THIS DOCUMENT IS AN ENGLISH TRANSLATION OF A NOTICE ORIGINAL OF WHICH IS IN THE JAPANESE LANGUAGE. THIS DOCUMENT IS MADE ONLY FOR THE PURPOSE OF REFERENCE BY INVESTERS WHO LIVE IN COUNTRIES OUTSIDE JAPAN, AND DOES NOT CONSTITUTE A FORMAL TRANSLATION OF THE ORIGINAL NOTICE.

April 27, 2007

For immediate release

Yamaha Corporation
Shuji Ito, President and Representative Director
10-1, Nakazawa-cho, Naka-ku, Hamamatsu-shi, Shizuoka
Code no.: 7951
Stock exchange: TSE First Section
For further information, contact:
Corporate & Investor Relations (Tel: 03-5488-6601)

On the Introduction of Measures for the Large Purchase of Company Shares (Anti-Takeover Measures)

The Company introduced its "Policy on Large Purchases of Company Shares (Anti-Takeover Measures)" on April 28 of last year for the purpose of securing and enhancing the corporate value of the Company and the common interests of shareholders. However, on this occasion, in order to reflect the will of shareholders more faithfully and completely, Yamaha Corporation determined the details of the contents of a new policy (anti-takeover measures) for large purchases of Company shares (hereinafter, "the Plan") at its Board of Directors' meeting held today, subject to the approval of the shareholders at the ordinary general shareholders meeting scheduled for June 26, 2007 (hereinafter, "the Ordinary General Shareholders Meeting"), and adopted a resolution on the performing registration of the issuance of Stock Acquisition Rights by the Company as a part of the decision. The "Policy on Large Purchases of Company Shares (Anti-Takeover Measures)" introduced by the Company on April 28 of last year and approved for continuation by resolution of the Board of Directors' Meeting held following the conclusion of the ordinary general shareholders meeting on June 27 of last year will lose effect after the introduction of the Plan at the Ordinary General Shareholders Meeting.

1. Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Company believes that the composition of shareholders of Yamaha should be

decided through free trading in the shares of the Company on the market, and that the final judgment as to whether to accept a purchase offer accompanying the transfer of controlling rights in the Company should be based on the will of all of the shareholders.

However, there is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or the common interests of their shareholders. In many cases a large purchase clearly impairs the corporate value of the targeted company and common interests of its shareholders, or exposes the shareholders of the targeted company to the risk of being forced to sell their shares, or fails to provide the Board of Directors and shareholders of the targeted company sufficient time and information to examine the purchaser's conditions or offer alternative plans, or requires the targeted company to negotiate with the purchaser in order to obtain more advantageous conditions than those offered by the purchaser.

The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders, including those actions enumerated in the aforementioned examples, are inappropriate as those who are to be entrusted with control over decision-making on the financial and business policies of the Company.

2. Effort to Contribute to Realization of Basic Policy

Yamaha's operational policy is "to grow as a company that keeps on creating new Kando (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music." For that purpose, we endeavor to innovate new technologies, strengthen our ability to adapt to rapidly changing market environments, and meet customer expectations through the development and provision of products and services of consistently excellent quality, while striving to improve the effectiveness of our management and enhance our global competitiveness.

In our "YSD 50" mid-term management plan, we actively endeavor to (i) establish a sustainable and stable structure for high profits through improvement of profitability centered on the musical instrument business, (ii) create and develop original and high-quality products and businesses, and (iii) establish management structures with an

emphasis on corporate social responsibility. We have prepared and reinforced production bases in China, steadily expanded our China business and professional audio equipment business, progressed strategically towards future business expansions, and stabilized environmental response and compliance activities in our corporate culture.

"Musical instruments, professional audio equipment and musical software, AV, IT, and electronic devices" based on sound, music, and network-related technologies are positioned as areas to drive the growth of the Group as a 'Sound Company' under the new "YGP 2010" mid-term management plan (Yamaha Growth Plan 2010). For other businesses, meanwhile, YGP 2010 calls for renewed efforts to increase the group corporate value by establishing a solid position in each industry as a diversified practice business area.

The Company will be appropriating the profits that arise from business growth to R&D, sales investment, facilities investment, and other engines for further growth, while adopting dividend measures with a stronger emphasis on dividend ratios compared to before and closer consideration of shareholder returns.

The Company endeavors to conduct its business taking into account the balance of interests among its respective stakeholders. The Company declares its commitments to each of the stakeholders—shareholders, customers, employees and local society—as set forth below and aims to fulfill those commitments. The Company believes that it can maximize corporate value in the long run by maintaining the balance of interests among the respective stakeholders and raising the levels of satisfaction of each.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns and achieving productivity using high-quality, transparent management and practicing disclosure

Commitment to Customers: Yamaha will fully satisfy its customers by offering high-quality products and services created with new and traditional technologies, creativity, and artistry while carrying on with its activities as a brand that is known, trusted, and loved.

Commitment to People who Work with Us:

The people who burnish the Yamaha brand and create the Yamaha value are all of those in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work

	with Yamaha in accordance with fair rules based on social norms, and strive to be an organization in which individuals can fully realize their abilities and work with self-realization, confidence, and pride.
Commitment to Society:	Yamaha will give first priority to safety and care for the environment. Yamaha will be a good corporate citizen and observe laws and work ethically while developing the economy and contributing to local and global culture.

3. Efforts to Keep the Control over Decision-Making on Financial and Business Policies out of the Hands of Inappropriate Persons in Light of the Basic Policy

(1) Purpose of Introduction of the Plan

Over its long history of operations, the Yamaha Group has created a corporate structure like none other in the world. Under the Yamaha brand, we have developed core businesses anchored in music and sound. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to promote the popularization of music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships built on trust with business partners in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group. We believe that shareholders cannot make proper determinations on prospective future shareholder value without an adequate understanding of these and other corporate activities. For this reason, Yamaha has engaged in investor relations (IR) activities aimed at ensuring that investors and shareholders have an appropriate understanding of the value of the Company's shares. In the event of a sudden large purchase of Company shares, however, we believe that shareholders receive necessary and sufficient information from both the relevant purchaser and Yamaha's Board of Directors in order to promptly reach a proper decision on the propriety of the relevant purchaser's offer. In addition, it is especially important that shareholders contemplating long-term investment in the Company receive

information on the expected effects of the relevant purchase on the Company and the large share purchaser's intentions with regard to participation in the Company's management and the shaping of specific management policies and business plans, including policies on the Company's relationships with employees, affiliates, business partners, customers, and other stakeholders. Likewise, we believe that the opinions of the Board of Directors on the relevant prospective purchase are important decision-making criteria for shareholders.

Upon consideration of these factors, the Board of Directors has judged that it will be essential to develop a framework by which to avoid any purchase that may harm the corporate value of the Company or common interests of the Company's shareholders when any purchaser offers to make a large purchase of Company shares. The strategy for this framework is to ensure that the Company can secure sufficient information and time to allow the shareholders to decide whether to accept an offer for a large purchase, and to allow the Board of Directors of the Company to offer an alternative plan or to negotiate with the would-be purchaser on behalf of the Company's shareholders, etc.

In conclusion, the Board of Directors has resolved to introduce the Plan, subject to approval by the shareholders at the Ordinary General Shareholders Meeting, as a part of the Company's efforts to keep the control over decision-making on the financial and business policies of the Company out of the hands of inappropriate persons, in the light of the basic policy.

Note that Yamaha has not received a concrete offer for a large purchase of Company shares [or reorganization of Yamaha group] from a third party at present. The status of the major shareholders of Yamaha as of September 30, 2006 is as described in the "Status of Major Shareholders (as of September 30, 2006)" (see Exhibit 3).

(2) Outline of the Plan

(a) Establishment of Procedures Relating to Implementation of the Plan

First of all, in order to secure and enhance the corporate value of the Company and common interests of the shareholders, when a purchaser purchases (purchase as defined in (a) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same) shares etc. of the Company (shares etc. refer to those applicable to footnote 1 of (a)(i) or footnote 4 of (a)(ii) of (3) "Procedures Relating to Implementation of the Plan" below; hereinafter, the same), the Plan establishes a procedures for presenting the management's plan or alternative plans, etc. to shareholders or for conducting negotiations, etc. with the purchaser or the person offering to purchase the shares

(hereinafter collectively referred to as the "Purchaser") upon securing a period for the Company to gather information and perform examinations, etc. concerning the relevant purchase by requesting the Purchaser to provide information on the relevant purchase in advance (please see (3) "Procedures Relating to Implementation of the Plan" below).

(b) Allocation of Stock Acquisition Rights without Compensation and Use of an Independent Panel

When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan (for details, please see (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below), the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of Stock Acquisition Rights without compensation (as set forth in Article 277 and subsequent Articles of the Japanese Corporate Law), with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for Company shares from persons other than the relevant Purchaser (details will be described in (5) "Overview of the Issue of Stock Acquisition Rights without Compensation" below, the "Stock Acquisition Rights" hereinafter).

For judgment on execution, non-execution, acquisition, etc. of Stock Acquisition Rights, in order to rule out arbitrary judgments by the Board of Directors, the Company has resolved to ensure transparency by entrusting the judgment solely to an independent panel (hereinafter the "Independent Panel") made up of (i) outside directors of the Company, (ii) outside corporate auditors of the Company, and/or (iii) knowledgeable persons outside the Company (corporate managers with proven track records, persons from governmental offices, persons with expert knowledge in the investment banking business, lawyers, certified public accountants, academic experts, etc.), all of whom are to remain independent of the Company in accordance with the Independent Panel Rules (for an outline, please see Exhibit 1), and in the meantime by the timely disclosure of information to shareholders. The panel members to serve on the Independent Panel at the initial introduction of the Plan will be elected by resolution of the Board of Directors by the end of May 2007, and their names will be separately disclosed.

(c) Exercise of Stock Acquisition Rights and Acquisition of Stock Acquisition Rights by the Company

If Stock Acquisition Rights are issued without compensation in accordance with the

Plan and Company shares are granted to shareholders other than the Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

(3) Procedures Relating to Implementation of the Plan

(a) Purchases Subject to the Plan

Under the Plan, Stock Acquisition Rights will be issued without compensation in accordance with the procedures prescribed in the Plan when a Purchaser makes a purchase of the type described in (i) or (ii) below or a purchase to which similar acts apply (hereinafter collectively referred to as the "Purchase").

(i) Concerning shares etc.[1] issued by the Company, any purchase that increases the holding ratio of shares etc.[2] of the holder[3] to 20% or greater,

(ii) Concerning shares etc.[4] issued by the Company, a tender offer[5] that increases the total sum of the ratio of ownership of shares etc.[6] relating to the tender offer and the ratio of ownership of the shares etc. of a Special Stakeholder[7] to 20% or greater.

(b) Request for Provision of Information by the Purchaser

A Purchaser who is to make a Purchase as prescribed in (a) above shall, prior to executing such Purchase, submit to the Company a written statement with all of the information that the Company needs to examine the details of the Purchase, as enumerated in the subsequent respective items (hereinafter "Necessary Information"), and a pledge avowing that the relevant Purchaser will comply with the procedures prescribed in the Plan upon Purchase (hereinafter collectively referred to as the "Purchase Explanation"), prepared in the form prescribed by the Company, unless the

[1] As defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same unless otherwise provided.
[2] As defined in Paragraph 4, Article 27-23 of the Securities and Exchange Law of Japan; hereinafter the same.
[3] Includes holders in accordance with Paragraph 3, Article 27-23 of the Securities and Exchange Law of Japan.
[4] As defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (ii) below.
[5] As defined in Paragraph 6, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.
[6] As defined in Paragraph 8, Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same.
[7] This refers to a "Special Stakeholder" as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan (including any person to whom, in the opinion of the Board of Directors, this definition applies); provided, however, any person referred to in Item 1 of the relevant paragraph shall exclude any person prescribed in Paragraph 2, Article 3 of the Cabinet Order Concerning Disclosure of Tender Offer of Shares etc. by Persons Other than Issuer; likewise hereinafter.

Board of Directors otherwise approves.

When the Board of Directors receives the aforementioned Purchase Explanation, it will promptly provide it to the Independent Panel. Then, if the Independent Panel judges that the contents of the description of the relevant Purchase Explanation are not sufficient as Necessary Information, the Independent Panel may itself request the Purchaser to submit additional Necessary Information or make such request via the Board of Directors, setting a reply deadline as necessary. In these instances, the Purchaser must provide the additional Necessary Information by the relevant deadline:

(i) Details of the Purchaser and the Purchaser's group (including Joint Shareholders[8], Special Stakeholders, and association members, as well as other constituent members if the said Purchaser is a fund), including the specific names, capital structure, and financial structure

(ii) The purpose, method, and nature of the Purchase, including the purchase price and form of payment, purchase timing, relevant transaction methods, legality of the proposed purchase method, and the possibility of purchase execution

(iii) The basis for determination of the purchase price, including the facts and assumptions on which the determinations are based, the calculation methods, the numerical information used to make the determinations, and the estimated contents of synergies arising from the series of transactions involved in the Purchase, and among these, the contents of synergies to be distributed to the minority shareholders

(iv) corroboration of purchase funding availability, including the specific name of the funding provider (including the material provider), procurement method, and nature of relevant transactions

(v) Management policies, business plans, capital policies and dividend policies of the Company following completion of the Purchase

(vi) Policies pertaining to the treatment of employees, business partners, customers, and other stakeholders of the Company following the Purchase

(vii) Other information reasonably judged by the Independent Panel to be necessary

When it is recognized that a Purchaser has begun a Purchase without following the procedures prescribed in the Plan, the Independent Panel will in principle recommend to the Board of Directors the implementation of an issuance of Stock Acquisition Rights

[8] This refers to a Joint Shareholder as set forth in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed by the Board of Directors to be a Joint Shareholder in accordance with Paragraph 6 of the relevant provisions; the same shall apply hereinafter.

without compensation as described in (d)(i) below, unless there are special circumstances that necessitate the holding of consultations and negotiations, etc. with the Purchaser on continuing requests for the submission of the Purchase Explanation and Necessary Information.

(c) Examination of the Nature of the Purchase, Negotiations with the Purchaser, and Presentation of an Alternative Plan

(i) Request to the Board of Directors for information provision

When the Purchaser submits the Purchase Explanation and the additional Necessary Information at the request the Independent Panel (if any), the Independent Panel may also request the Board of Directors to provide an expeditious presentation of an opinion on the nature of the Purchase by the Purchaser (including an opinion to the effect that the opinion is being held back, and hereinafter the same), supporting material for the opinion, an alternative plan (if any), and other information and materials considered to be necessary by the Independent Panel, within a reasonable period determined by the Independent Panel.

(ii) Examination by the Independent Panel

Should the Independent Panel determine that sufficient information and materials have been provided by the Purchaser and (if the Independent Panel has requested the Board of Directors to present information and materials as (i) above) the Board of Directors, the Independent Panel will then establish an examination period of no longer than 60 days, in principle (however, in accordance with the descriptions in (d)(iii) below, the Independent Panel reserves the right to extend and re-extend the relevant period by adopting resolutions; hereinafter the "Period for the Examination by the Independent Panel").

The Independent Panel shall, from the viewpoint of securing and enhancing the corporate value of the Company and common interests of the shareholders, examine the nature of the Purchase by the Purchaser, examine the alternative plan prepared by the Board of Directors, and gather information and conduct comparative examinations, etc. with regard to the business plans of the Purchaser and Board of Directors based on the information and materials provided by the Purchaser and Board of Directors, within the Period for the Examination by the

Independent Panel. Additionally, when necessary, the Independent Panel will hold consultations and negotiations with the relevant Purchaser through the Board of Directors in order to improve the nature of the relevant Purchase and thereby secure and enhance the corporate value of the Company and common interests of the shareholders, and thereupon present the alternative plan of the Company to the shareholders.

When the Independent Panel requests materials for examination, other information, consultations, negotiations, etc., either directly or through the Board of Directors, etc. within the Period for the Examination by the Independent Panel, the Purchaser must respond to this request promptly. Additionally, the Purchaser may not commence the Purchase until the Period for the Examination by the Independent Panel comes to end.

The Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company, to ensure that the judgment by the Independent Panel furthers the corporate value of the Company and common interests of shareholders.

(iii) Information disclosure to shareholders

When the Independent Panel judges it appropriate, the Independent Panel will disclose to shareholders, either directly or through the Board of Directors, etc., the fact of the submission of the Purchase Explanations, an overview of the Purchase Explanations and Necessary Information, and other matters that the Independent Panel judges proper from among other information.

(d) Judgment method within the Independent Panel

When a Purchaser appears, the Independent Panel shall make recommendations to the Board of Directors according to the following procedures. When the Independent Panel gives a recommendation or adopts a resolution as prescribed in (i) to (iii) below to the Board of Directors, or when the Independent Panel judges it appropriate on other occasions, the Independent Panel will promptly disclose the fact of the relevant recommendation or resolution, an overview of the recommendation or resolution, and other matters judged appropriate by the Independent Panel (if the Independent Panel adopts a resolution for extension or re-extension of the Period for the Examination by the Independent Panel in accordance with (iii) below, this shall include the fact and overview of the reasons for and the period of the extension or re-extension of the period).

(i) When the Independent Panel recommends the implementation of the Plan

When the Purchaser fails to comply with the procedures as set forth in (b) or (c) above, or when the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase, the Independent Panel will recommend to the Board of Directors implementation of the issuance of Stock Acquisition Rights without compensation regardless of the commencement or completion of the Period for the Examination by the Independent Panel.

However, if the Independent Panel judges, after it has recommended the implementation of the issuance of Stock Acquisition Rights without compensation, that any one of the following events applies, the Independent Panel may make a separate recommendation, including a recommendation for the cancellation of the issuance of Stock Acquisition Rights without compensation up to the effectuation date of the issuance of the Stock Acquisition Rights without compensation or a recommendation for the acquisition of Stock Acquisition Rights without compensation on or after the date of effectuation of the issuance of the Stock Acquisition Rights without compensation and up to the day immediately preceding the first day of the exercise period for the Stock Acquisition Rights, and present such recommendation to the Board of Directors.

i) When the Purchaser withdraws from the Purchase or in any other case where the Purchase ceases to exist after the relevant recommendation

ii) When there are changes in the facts preconditioning the judgment of the relevant recommendation and the Purchase by the Purchaser is not applicable to any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below,

(ii) When the Independent Panel recommends that the Plan not be implemented

When the Independent Panel judges, based on its examination of the nature of the Purchase by the Purchaser or its consultations and negotiations with the Purchaser, that the Purchase by the Purchaser does not fall under any of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below, or, notwithstanding the request by the Independent Panel, when the Board of Directors fails to present an opinion as set forth in (c)(i) above or the information and materials requested by the Independent Panel within the

prescribed period, the Independent Panel will recommend that the Board of Directors not implement the issuance of Stock Acquisition Rights without compensation, even if the Period for the Examination by the Independent Panel has come to an end.

However, if the Independent Panel judges, after it has recommended that the issuance of Stock Acquisition Rights without compensation not be implemented, that any subsequent changes have occurred in the facts that precondition the judgment of the relevant recommendation or that any one of the requirements in (4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" below applies to the Purchase by the Purchaser, the Independent Panel may make a separate recommendation, including a recommendation for the issuance of Stock Acquisition Rights without compensation, and present this recommendation to the Board of Directors.

(iii) When the Independent Panel extends the Period for the Examination by the Independent Panel

If the Independent Panel is incapable of giving a recommendation for or against the implementation of the issuance of Stock Acquisition Rights without compensation before the initial Period for the Examination by the Independent Panel comes to an end, the Independent Panel will adopt a resolution for extension of the Period for the Examination by the Independent Panel, within the scope considered necessary for examination of the nature of the Purchase by the relevant Purchaser or consultations and negotiations with the relevant Purchaser, and examination of an alternative plan, etc. (the same procedures shall apply in case of re-extending the period after the relevant extension of the examination period).

When the Period for the Examination by the Independent Panel is extended by the resolution for extension above, the Independent Panel will continue to gather information and perform examination, and make its utmost efforts to recommend the implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation or to present an alternative plan within the extended examination period.

(e) Resolutions by Board of Directors

When receiving the recommendation above from the Independent Panel, the Board of Directors will honor it to the fullest degree and, as an organ under the Japanese

Corporate Law, promptly adopt a resolution with respect to implementation or non-implementation of the issuance of Stock Acquisition Rights without compensation (including the cancellation of the issuance of Stock Acquisition Rights without compensation).

The Board of Directors shall, when adopting the resolution above, promptly disclose information on the overview of the relevant resolution and other matters judged proper by the Board of Directors.

(4) Requirements for the Issuance of Stock Acquisition Rights without Compensation

The Company is to issue Stock Acquisition Rights without compensation by resolution of the Board of Directors as stated in (e) of (3) Procedures Relating to Implementation of the Plan above if any one of the following items applies to the Purchase by the Purchaser. As stated in (d) of (3) Procedures Relating to Implementation of the Plan above, the applicability of the following requirements must be determined solely based on the judgment of the Independent Panel, and by no other means.

(a) The Purchaser fails to provide information and secure the Period for the Examination by the Independent Panel as provided in (b) of (3) Procedures relating to Implementation of the Plan above, or fails to comply with other procedures provided in the Plan.

(b) The Purchase poses a risk of clear infringement of the joint interests of the shareholders and the corporate value of the Company through the actions enumerated in the following or similar actions:

   (i) a buyout of shares followed by an inducement for the repurchase of the relevant shares by the Company at an inflated price,

   (ii) management initiatives implemented for the benefit of the Purchaser at the expense the Company, such as the acquisition of material assets of the Company at a low price through a temporary seizure of control over the management of the Company,

   (iii) misappropriation or disposal of the assets of the Company to repay or to pledge as collateral for the debts of the Purchaser or the group companies of the Purchaser, etc.

   (iv) Upon temporary seizure of control over the management of the Company, the inflation of the Company dividends with the proceeds gained by selling off valuable Company assets not currently in use, or the sale of the Company's

shares with the intention of profiting from a rapid increase in the stock price after the stock price has been inflated by temporarily high dividends.

(c) The Purchaser poses a risk of forcing shareholders to engage in a de facto sale of the shares by means such as a coercive two-stage purchase (to make a stock purchase, such as a tender offer, without soliciting the purchase of all the shares in the first purchase, and setting disadvantageous purchase conditions or deliberately making the conditions unclear for shareholders in the second stage).

(d) The Purchase is made without granting the period that the Company will reasonably require to prepare and present an alternative plan for the relevant Purchase.

(e) The Purchase is made without providing the Necessary Information or other sufficient information considered to be reasonably necessary for judging the nature of the Purchase.

(f) The conditions for the Purchase, including the purchase price, form of payment, purchase timing, legality of the proposed purchase method, the possibility of purchase execution, and the policies pertaining to the treatment of the employees, business partners, customers, and other stakeholders of the Company following the Purchase, are substantially insufficient or inappropriate in consideration of the intrinsic value of the Company.

(g) The Purchase damages the brand of the Company, damages relationships with the shareholders, employees, business partners, customers, and other persons essential to creating and upholding the corporate value of the Company, and poses a serious risk of harming the joint interests of the shareholders and corporate value of the Company

(5) Overview of the Issuance of Stock Acquisition Rights without Compensation

Following is an Overview of the issuance of Stock Acquisition Rights without compensation to be implemented in accordance with the Plan (for details of Stock Acquisition Rights, please see Exhibit 2 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION").

(a) Number of Stock Acquisition Rights to be issued

The number of Stock Acquisition Rights to be issued will be the final number corresponding to the total number of issued shares of the Company on the issue date (hereinafter the "Issue Date") separately determined by resolution of the Board of Directors on the issuance of Stock Acquisition Rights without compensation

(hereinafter, the "Resolution on the Issuance of Stock Acquisition Rights without Compensation") (however, the number of shares of the Company held by the Company at the relevant point of time must be deducted).

(b) Shareholders entitled to receive Stock Acquisition Rights

One share option will be granted without compensation for each share held by shareholders other than the Company recorded in the register of shareholders or the register of beneficial shareholders as of the Issue Date.

(c) Date when the issuance of Stock Acquisition Rights takes effect

The Board of Directors shall separately determine the date on which the issuance of Stock Acquisition Rights takes effect in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(d) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be ordinary shares, and unless a separate adjustment is made, one share shall be granted for each Stock Acquisition Right exercised (the "Number of Shares Covered by Stock Acquisition Rights").

(e) Amount to be paid upon the exercise of Stock Acquisition Rights

The consideration of the payment upon the exercise of Stock Acquisition Rights shall be money, and the amount per share of the Company to be paid upon the exercise of Stock Acquisition Rights shall be equal to an amount separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within the range of ¥1 at minimum to half of the market price of one share of the Company stock at maximum.

(f) Exercise period for the Stock Acquisition Rights

The exercise period for the Stock Acquisition Rights shall be the period separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of one to two months, starting from the date on which the issuance of Stock Acquisition Rights takes effect or a date separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation. However, if the Company acquires Stock Acquisition Rights in accordance with (i) (ii) below, the exercise period for the Stock Acquisition Rights relating to the relevant acquisition shall be up to the business day immediately preceding the relevant acquisition date.

Additionally, if the final day of the exercise period falls on a holiday at the payment handling bank for the payment of moneys paid in upon exercise, the final day shall be the next business day at that place.

(g) Exercise conditions for Stock Acquisition Rights

(i) Specified Large Shareholders[9], (ii) Specified Joint Shareholders, (iii) Specified Large Purchasers[10], (iv) Special Stakeholders of the Specified Large Purchasers, or (v) persons who are assigned or succeed Stock Acquisition Rights from persons to which any item from (i) to (iv) above applies without obtaining approval by the Board of Directors, or (vi) related parties to a person[11] stated in (i) to (v) above (hereinafter persons to which any item from (i) to (vi) apply shall be collectively referred to as the "Specified Purchaser") may not in principle exercise the Stock Acquisition Rights. Additionally, non-residents of Japan for whom prescribed procedures are necessary upon the exercise of the Stock Acquisition Rights under the applicable laws of the foreign country may not exercise the Stock Acquisition Rights, either (however, certain persons among non-residents, such as persons who can utilize the application exclusion provisions under the applicable laws of the relevant foreign country, can exercise Stock Acquisition Rights, and the Stock Acquisition Rights of non-residents may be subject to acquisition by the Company in consideration of the stock of the Company as stated in (i) below. For details, please see Exhibit 2 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION).

(h) Transfer of Stock Acquisition Rights

Stock Acquisition Rights may only be transferred with the approval of the Board of Directors.

(i) Acquisition of Stock Acquisition Rights by the Company

---

[9] A "Specified Large Shareholder" means a holder of shares etc. issued by the Company, for whom the ratio of shares etc. held relating to the relevant shares etc. is recognized by the Board of Directors to be 20% or greater.

[10] A "Specified Large Purchaser" means a person who has publicly disclosed his/her plan to make a purchase (as defined in Paragraph 1 of Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (iii)) by a tender offer of shares etc. (as defined in Paragraph 1 of Article 27-2 of said Law; likewise hereinafter in (iii)) of the Company issued by the Company, when, after the relevant purchase, the Board of Directors of the Company has recognized that the total sum of the ratio of ownership of shares etc. relating to the possession (including the case to be similar to the case as provided in Paragraph 1 of Article 7 of the Enforcement Order of the Securities and Exchange Law of Japan) of the relevant person and the ratio of ownership of shares etc. of Special Stakeholders with the relevant person is 20% or greater.

[11] A "related party" of a person refers to a person recognized by the Board of Directors to be a person who has substantial control over the relevant person, who is substantially controlled by the relevant person, or who is under the same control as the relevant person, or a person recognized by the Board of Directors to be a person who acts in collaboration with the relevant person. "Control" refers to "cases of control over decision-making on the financial and business policies" of other companies, etc. (as defined in Paragraph 3 of Article 3 of the Enforcement Regulations of the Corporate Law of Japan).

(i) The Company may, at any time until the day preceding the first day of the exercise period for Stock Acquisition Rights, acquire all Stock Acquisition Rights without compensation, as of a day separately determined by the Board of Directors, when the Board of Directors judges it appropriate for the Company to acquire Stock Acquisition Rights.

(ii) The Company may acquire, as of a day separately determined by the Board of Directors, all Stock Acquisition Rights that remain unexercised by the business day preceding the relevant date, from among the Stock Acquisition Rights held by persons other than Specified Purchaser, and in exchange may grant the stock of the Company in the Number of Shares Covered by Stock Acquisition Right per Stock Acquisition Right. The Company may acquire such Stock Acquisition Rights multiple times.

For definitions of the terms used in the above and specifics, please see Exhibit 2 "GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION."

(6) Effective Period of the Plan

The Plan shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of Shareholders to be held in 2010. If Stock Acquisition Rights without compensation are issued in accordance with the Plan, a resolution shall be adopted at a meeting of the Board of Directors within the period.

(7) Repeal, Revision and Amendment of the Plan

If, at any time from the introduction of the Plan up to the scheduled expiration of the relevant period, the repeal of the Plan is adopted by a resolution of either (i) the general shareholders meeting of the Company or (ii) a Board of Directors made up of directors elected at the general shareholders meeting of the Company, the Plan shall be repealed at the relevant point. Accordingly, the Plan may be repealed in accordance with the will of shareholders. Moreover, the Board of Directors may revise or amend the Plan with approval of the Independent Panel even during the effective period of the Plan, within a scope that does not oppose the purport of the resolution of the general shareholders meeting relating to the approval of the introduction of the Plan.

If the Plan is repealed, revised, or amended, the Company will promptly disclose the fact of the relevant repeal, revision, or amendment and (in the case of a revision or

amendment) disclose the contents of the revision or amendment and other matters judged appropriate by the Board of Directors or the Independent Panel.

Please note that the provisions of laws and ordinances cited in the Plan are the provisions in effect as of April 27, 2007. When necessary upon the establishment of new laws and ordinances or the revision of existing laws and ordinances on and after that day, the provisions or meanings of terms, etc. in the Plan may be changed and read within a reasonable scope upon taking into consideration the purports of the relevant new enactment or revision and repeal by the Board of Directors.

4. The facts that the Plan is based on the Basic Policy, that the Plan does not Harm the Common Interests of the Shareholders of the Company, and that the Plan is not effected for the Purpose of Maintaining the Status of the Executives of the Company, and the Grounds for those facts.

(1) The Requirements for the Guidelines with Regard to the Anti-takeover Measures are Completely Satisfied.

The Plan completely satisfies the three principles stipulated in "Guidelines Concerning Anti-Takeover Measures for Securing and Enhancing Corporate Value and the Common Interests of Shareholders" announced by the Ministry of Economy, Trade and Industry and Ministry of Justice on May 27, 2005 (e.g., the principle of securing and enhancing corporate value and common interests of shareholders, the principle of prior disclosure and reflection of the will of shareholders, and the principle of necessity and proportionality).

(2) The Plan has been Introduced in Order to Secure and Enhance the Common Interests of Shareholders.

As stated in 3.(1) "Purpose of Introduction of the Plan" above, the Plan is introduced in order to secure and enhance the corporate value of the Company and common interests of the shareholders by securing sufficient information and time to enable the shareholders to judge whether to accept the offer for the relevant Purchase, to allow the Board of Directors of the Company to offer an alternative plan, or to enable the Board of Directors to negotiate with the Purchaser on behalf of the shareholders, etc. when a Purchaser makes an offer to purchase the Company shares.

(3) The Plan Shall Reflect the Will of the Shareholders.

As stated in 3.(1) the "Purpose of introduction of the Plan" above, the Plan is introduced subject to a resolution for approval of the Plan at the Ordinary General Shareholders Meeting. Moreover, as stated in 3.(7) "Repeal, Revision, and Amendment of the Plan" above, if a resolution for the repeal of the Plan is adopted at the ordinary general shareholders meeting before the expiration of the effective period of the Plan, the Plan shall be repealed at the relevant point of time, and in that sense, the will of the shareholders will be reflected in the repeal or existence of the Plan.

(4) The Judgment of Highly Independent Outsiders will be Emphasized and Information will be Disclosed.

The Company establishes the Independent Panel as an organ to perform objective and substantial judgment on the implementation of the Plan for shareholders and rules out arbitrary judgments by the Board of Directors upon the introduction of the Plan.

The Independent Panel will be made up of three or more panel members independent from the management of the Company, from amongst: (i) outside directors of the Company, (ii) outside corporate auditors of the Company, or (iii) knowledgeable persons outside the company (as stated in 3.(2) "Overview of the Plan" (b) above, the panel members to serve on the Independent Panel at the initial introduction of the Plan will be elected by resolution of the Board of Directors by the end of May 2007, and their names will be separately disclosed.).

When Company shares are purchased, as stated in 3.(3) "Procedures Relating to Implementation of the Plan" above, the Independent Panel will judge whether the relevant Purchase will harm the corporate value of the Company or common interests of the shareholders in accordance with the Independent Panel Rules, and the Board of Directors will honor this judgment to the fullest degree and adopt a resolution as an organ under the Japanese Corporate Law.

As stated here, the Independent Panel exercises strict supervision to ensure that the Board of Directors will not implement the Plan arbitrarily, and an overview of the judgment by the Panel is disclosed to shareholders. Thus, a scheme for the transparent operation of the Plan as appropriate to the corporate value of the Company and common interests of shareholders is secured.

(5) Reasonable Objective Requirements for Implementation of the Plan are Established.

As stated in (d) of 3.(3) "Procedures Relating to Implementation of the Plan" (d) above

and 3.(4) "Requirements for the Issuance of Stock Acquisition Rights without Compensation" above, the Plan is established in a manner that ensures it will not be implemented unless reasonable and detailed objective requirements determined in advance are satisfied. Thus, a scheme for preventing the arbitrary implementation of the Plan by the Board of Directors is secured.

(6) Opinions from Third Party Experts are Acquired.

As stated in (c) of 3.(3) "Procedures Relating to Implementation of the Plan" (c) above, when a Purchaser appears, the Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants and other experts, at the expense of the Company. In so doing, the fairness and objectiveness of the judgments by the Independent Panel will be even further enhanced.

(7) The Term of Office of Directors of the Company is One Year.

The term of office of Directors of Yamaha is one year. Therefore, it is possible to reflect the will of shareholders in the Plan through the yearly election of directors.

(8) The Plan is Not a Dead-hand Type Defensive Measure or a Slow-hand Type Defensive Measure.

As stated in 3.(7) "Repeal, Revision, and Amendment of the Plan," the Plan can be repealed by a Board of Directors made up of directors elected at the ordinary general shareholders meeting of the Company. Thus, it is possible for a person who purchases a large amount of shares etc. of the Company to appoint directors at the Ordinary General Shareholders Meeting and then to repeal the Plan via a board of directors made up of such directors.

Therefore, the Plan is not a dead-hand type defensive measure (a defensive measure whose implementation cannot be avoided even after a majority of the constituent members of the Board of Directors are replaced).

Moreover, as Yamaha has not adopted a system of staggered terms of office, the Plan is not a slow-hand type defensive measure (a defensive measure whose implementation cannot be avoided until sufficient time has elapsed, as it is impossible to replace the constituent members of the Board of Directors in one round).

5. Impact on Shareholders

(1) Impact on Shareholders When the Plan is Introduced

When the Plan is introduced, the issuance of Stock Acquisition Rights without compensation itself is not implemented, so there is no direct specific impact on the rights and interests of shareholders and investors.

(2) Impact on Shareholders by the Issuance of Stock Acquisition Rights without Compensation

(a) Procedures for the issuance of Stock Acquisition Rights without compensation and transfer procedures

When a Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted at the Board of Directors meeting, the Company will determine the issue date at the relevant resolution and give public notice. In this instance, one Stock Acquisition Right will be granted without compensation for each share held by shareholders recorded in the final register of shareholders or the register of beneficial shareholders as of the Issue Date (hereinafter "shareholders entitled to receive Stock Acquisition Rights"). Accordingly, shareholders must complete registration transfer procedures promptly by the Issue Date (share certificates deposited in the Japan Securities Depository Center do not need to be transferred). Shareholders entitled to receive Stock Acquisition Rights will automatically be Stock Acquisition Rights holders relevant to the Stock Acquisition Rights on the date when the issuance of the relevant Stock Acquisition Rights takes effect, so application procedures, etc. are unnecessary.

Even after the Resolution on the Issuance of Stock Acquisition Rights without Compensation is once adopted, the Company may, upon deferring to the recommendation by the Independent Panel described in (d) (i) of 3.(3) "Procedures Relating to Implementation of the Plan" above to the fullest degree, cancel the issuance of Stock Acquisition Rights without compensation by the date when the issuance of Stock Acquisition Rights takes effect, or acquire the Stock Acquisition Rights without compensation from the date when the issuance of Stock Acquisition Rights takes effect by the day preceding the first day of the exercise period for the Stock Acquisition Rights. Because the value per share is not diluted under these circumstances, those shareholders or investors who have sold the shares in anticipation of a dilution of the value per share may incur reasonable losses due to changes of the stock price.

(b) Procedures for the Exercise of Stock Acquisition Rights

The Company will in principle send to shareholders entitled to receive Stock Acquisition Rights the Stock Acquisition Right Exercise Application (including necessary matters such as the class and number of Stock Acquisition Rights to be exercised, the date of exercise of the Stock Acquisition Rights, matters for representations and warranties by shareholders themselves on the satisfaction of the exercise conditions of the Stock Acquisition Rights, etc., and indemnification provisions and other pledges, in the form prescribed by the Company) and other necessary documents for the exercise of Stock Acquisition Rights. After the issuance of Stock Acquisition Rights without compensation, shareholders will submit the necessary documents within the exercise period for the Stock Acquisition Rights and pay to the payment handling bank the exercise price determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of ¥1.00 at minimum to half of the market price of one share of stock of the Company at maximum, whereupon one share of stock of the Company will be issued per Stock Acquisition Right, in principle.

Should a shareholder fail to exercise the Stock Acquisition Rights and pay moneys equivalent to the exercise price, the Company shares held by the shareholder will be diluted by the exercise of Stock Acquisition Rights by other shareholders.

However, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser in accordance with (c) below and then issue shares in exchange. If the Company conducts such acquisition procedures, shareholders other than the Specified Purchaser will receive shares without exercising Stock Acquisition Rights or paying moneys equivalent to the exercise price, and the Company shares held will not be diluted in principle.

(c) Procedures for the acquisition of Stock Acquisition Rights by the Company

When the Board of Directors resolves to acquire Stock Acquisition Rights, the Company may acquire Stock Acquisition Rights from shareholders other than the Specified Purchaser and then grant Company shares to the relevant shareholders in exchange on the date separately determined by the Board of Directors in accordance with legal procedures. In this instance, the relevant shareholders will receive one share of stock of the Company per Stock Acquisition Right in principle without paying moneys equivalent to the exercise price, in consideration of acquisition by the Company of Stock Acquisition Rights. In this instance, the Company may request the relevant shareholders to submit Pledges in the form prescribed by the Company, including

matters for representations and warranties by shareholders that they themselves are not the Specified Purchaser, etc., indemnification provisions, and other pledges, separately.

In addition to the above, the Company will publicly announce or notify shareholders of the details of the method for issuance, exercise, and acquisition of Stock Acquisition Rights by the Company once the Resolution on the Issuance of Stock Acquisition Rights without Compensation is adopted. You are therefore requested to confirm the relevant contents.

EXHIBIT 1

Overview of Independent Panel Rules

- The Independent Panel is established by resolution of the Board of Directors.

- The number of panel members of the Independent Panel shall be three (3) or greater, and they shall be elected by the Board of Directors from among (i) outside directors of the Company, (ii) outside corporate auditors of the Company, and/or (iii) knowledgeable persons outside the company.

  However, knowledgeable persons outside the company must be either corporate managers with proven track records, persons from governmental offices, persons with expert knowledge in the investment banking business, lawyers, certified public accountants, academic experts, or other similar persons, and must execute agreements with due diligence obligation provisions with the Company, as designated by the Company.

- The term of office of panel members of the Independent Panel shall expire at the close of the first meeting of the Board of Directors subsequent to the Ordinary General Meeting of Shareholders to be held in 2010, unless otherwise determined by resolution by the Board of Directors. Additionally, when a panel member who also acts as an outside director or outside corporate auditor ceases to be a director or corporate auditor of the Company (except for cases where he/she is reappointed), his/her term of office as a member of the Independent Panel shall also end.

- The Independent Panel determines matters enumerated in the subsequent respective items and recommends to the Board of Directors the contents of determinations with reasoning. The Board of Directors will honor the recommendations by the Independent Panel to the fullest degree and, as an organ under the Japanese Corporate Law, adopt resolutions with respect to implementation or non-implementation of issuance of Stock Acquisition Rights without compensation. Each member of the Independent Panel and each Director of the Company must determine such matters from the viewpoint of whether such matters will contribute to the interests of the Company, and must not pursue self interest or the interest of the management of the

Company.

(i) whether to issue Stock Acquisition Rights without compensation,

(ii) cancellation of issuance of Stock Acquisition Rights without compensation or acquisition of Stock Acquisition Rights without compensation

(iii) other matters to be judged by the Board of Directors and subject to consultation with the Independent Panel by the Board of Directors.

- In addition to the above, the Independent Panel performs the matters enumerated in the subsequent respective items:

(i) Judgment on whether the relevant Purchase is to be targeted for implementation of the Plan,

(ii) determination of the information to be provided to the Independent Panel by the Purchaser and Board of Directors, and the reply deadline,

(iii) establishment and extension of the Period for the Examination by the Independent Panel,

(iv) detailed verification and examination of the nature of the Purchase by the Purchaser,

(v) negotiations and consultations with the Purchaser via the Board of Directors,

(vi) request for the submission of an alternative plan, and examination and presentation of the alternative plan,

(vii) approval relating to the revision or amendment of the Plan,

(viii) other matters determined in the Plan to be performable by the Independent Panel,

(ix) other matters separately determined by the Board of Directors to be performable by the Independent Panel

- The Independent Panel shall, if the descriptions of the Purchase Explanation are not sufficient as Necessary Information, request the Purchaser to additionally submit Necessary Information. Moreover, if the Purchaser submits a Purchase Explanation and additional Necessary Information at the request to the Independent Panel, the

Independent Panel may also request to the Board of Directors to present its opinion on the nature of the Purchase by the Purchaser, with supporting materials for the opinion, as well as an alternative plan (if any) and other information and materials considered to be necessary by the Independent Panel, within a prescribed reasonable period.

- The Independent Panel will, if necessary, hold consultations and negotiations with the Purchaser through the Board of Directors in order to improve the nature of the relevant Purchase from the viewpoint to secure and enhance the corporate value of the Company and common interests of the shareholders, and provide the shareholders with the alternative plan.
- The Independent Panel may request the attendance of directors, corporate auditors, executive officers, employees, and other persons judged necessary by the Independent Panel and request explanations of the matters required by the Independent Panel for necessary information gathering.
- The Independent Panel may seek advice from independent third parties, including financial advisors, certified public accountants, lawyers, consultants, and other experts at the expense of the Company.
- Each panel member of the Independent Panel may convene the Independent Panel whenever a large purchase of the Company shares is offered or another event occurs.
- Resolutions of the Independent Panel shall in principle be adopted by a majority of the Panel Members present, and the present members shall be made up of all of the Panel Members. If a panel member is unable to be present or if there is any other reason for his/her absence, however, the resolutions of the Independent Panel may be adopted by a majority vote of the Panel Members in attendance who constitute a majority of the total number of Members.

EXHIBIT 2

GUIDELINES ON THE ISSUANCE OF STOCK ACQUISITION RIGHTS WITHOUT COMPENSATION

I. Determination of Matters with Respect to the Issuance of Stock Acquisition Rights without Compensation

(1) Details and number of Stock Acquisition Rights to be issued

Details of Stock Acquisition Rights (hereinafter "Stock Acquisition Rights," respectively or collectively) issued to shareholders shall be in accordance with the descriptions in II below, and the number of Stock Acquisition Rights to be issued will be the final number corresponding to the total number of issued shares of the Company on the issue date (hereinafter the "Issue Date") separately determined by resolution of the Board of Directors on the issuance of Stock Acquisition Rights without compensation (hereinafter the "Resolution on the Issuance of Stock Acquisition Rights without Compensation") (however, the number of shares of the Company held by the Company at the relevant point of time must be deducted).

(2) Shareholders entitled to receive Stock Acquisition Rights

One share option will be granted without compensation for each share held by shareholders other than the Company recorded in the register of shareholders or the register of beneficial shareholders as of the Issue Date.

(3) Date when the issuance of Stock Acquisition Rights takes effect

The Board of Directors shall separately determine the date on which the issuance of Stock Acquisition Rights takes effect in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

II. Details of Stock Acquisition Rights

(1) Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

1) The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be common shares, and one share shall be granted for each Stock Acquisition Right exercised (the "Number of Shares Covered by Stock Acquisition Rights"). However, in the event of a share split or a share consolidation of the Company's common stock, the Number of Shares Covered by Stock Acquisition Rights shall be adjusted according to the following formula, with resulting fractions of less than one share being discarded, without cash adjustment.

Number of Shares Covered by Stock Acquisition Rights after adjustment = Number of Shares Covered by Stock Acquisition Rights before adjustment × Ratio of share split or share consolidation

2) The number of Shares Covered by Stock Acquisition Rights after adjustment shall be applicable on and after the day following the record date in the case of a share split, and on and after the day following the effective date in the case of a share consolidation.

3) In addition to the cases provided in 1) above, if there occurs any action that changes or may change the number of issued shares of the Company (except for the number of shares of the Company held by the Company), such as an issuance of shares without compensation, merger, demerger, etc., and such action requires an adjustment of the Number of Shares Covered by Stock Acquisition Rights, the Number of Shares Covered by Stock Acquisition Rights shall be reasonably adjusted in consideration of the conditions, etc. for issuance of shares without compensation, the merger, demerger or other action.

(2) Amount to be paid upon the exercise of Stock Acquisition Rights

1) The amount to be paid upon the exercise of one Stock Acquisition Right shall be the Exercise Price (as defined in 2) below) multiplied by the Number of Shares Covered by Stock Acquisition Rights

2) The amount to be paid upon the exercise of one Stock Acquisition Right per share

of stock of the Company (hereinafter the "Exercise Price") shall be the amount separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation, within a range from ¥1 at minimum to half of the market price of one share of stock of the Company at maximum. "Market price" means an average of the closing prices (including quotations) of ordinary transactions in the common shares of the Company on the TSE for ninety (90) days from the day preceding the Resolution on the Issuance of Stock Acquisition Rights without Compensation, retroactively (excluding dates without closing prices), with fractional numbers of less than ¥1 rounded up.

(3) Exercise period for Stock Acquisition Rights

The Exercise period for the Stock Acquisition Rights shall be the period separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation within the scope of one to two months, starting on the date that the issuance of Stock Acquisition Rights takes effect or a date separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation. However, if the Company acquires Stock Acquisition Rights in accordance with the provisions of (7) 2) below, the exercise period for the Stock Acquisition Rights relating to the relevant acquisition shall be up to the business day immediately preceding the relevant acquisition date. Additionally, if the final day of the exercise period falls on a holiday at the payment handling bank for the payment of moneys paid in upon the exercise, the final day shall be the next business day at that place.

(4) Conditions for the exercise of Stock Acquisition Rights

1) (i) Specified Large Shareholders, (ii) Specified Large Joint Shareholders, (iii) Specified Large Purchasers, (iv) Special Stakeholders of the Specified Large Purchasers, or (v) persons who are assigned or succeed Stock Acquisition Rights from persons to which any item from (i) to (iv) above applies without obtaining approval by the Board of Directors, or (vi) related parties of a person stated in (i) to (v) above (hereinafter persons to which any item from (i) to (vi) apply shall be

collectively referred to as the "Specified Purchaser") may not exercise Stock Acquisition Rights.

The terms used above shall be defined as below:

(i) a "Specified Large Shareholder" means a holder (including persons included the category of shareholders under Paragraph 3, Article 27-23 of the Securities and Exchange Law of Japan) of shares etc. (as defined in Paragraph 1, Article 27-23 of said Law; hereinafter the same unless otherwise provided) issued by the Company, for whom the ratio of shares etc. held (as defined in Paragraph 4, Article 27-23 of said Law) relating to the relevant shares etc. is recognized by the Board of Directors to be 20% or greater.

(ii) a "Joint Shareholder" means a Joint Shareholder as set forth in Paragraph 5, Article 27-23 of the Securities and Exchange Law of Japan, including a person deemed by the Board of Directors to be a Joint Shareholder in accordance with Paragraph 6 of the relevant provisions.

(iii) a "Specified Large Purchaser" means a person who has publicly disclosed his/her plan to make a purchase (as defined in Paragraph 1 of Article 27-2 of the Securities and Exchange Law of Japan; hereinafter the same in (iii)) by a tender offer (as defined in Paragraph 6 of Article 27-2 of said Law) of shares etc. (as defined in Paragraph 1 of Article 27-2 of said Law; likewise hereinafter in (iii)) of the Company issued by the Company, when, after the relevant purchase, the Board of Directors of the Company has recognized that the total sum of the ratio of ownership of shares etc. (as defined in Paragraph 8 of Article 27-2 of said Law; hereinafter the same) relating to the possession (including the case to be similar to the case as provided in Paragraph 1 of Article 7 of the Enforcement Order of the Securities and Exchange Law of Japan) of the relevant person and the ratio of ownership of shares etc. of Special Stakeholders with the relevant person is 20% or greater.

(iv) a "Special Stakeholder" means a "Special Stakeholder" as defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law of Japan (including any person to whom, in the opinion of the Board of Directors, this definition applies); provided, however, any person referred to in Item 1 of the

relevant paragraph shall exclude any person prescribed in Paragraph 2, Article 3 of the Cabinet Order Concerning Disclosure of Tender Offer of Shares etc. by Persons Other than Issuer.

(v) a "related party" of a person refers to a person recognized by the Board of Directors to be a person who has substantial control over the relevant person, who is substantially controlled by the relevant person, or who is under the same control as the relevant person, or a person recognized by the Board of Directors to be a person who acts in collaboration with the relevant person. "Control" refers to "cases of control over decision-making on the financial and business policies" of other companies, etc. (as defined in Paragraph 3 of Article 3 of the Enforcement Regulations of the Corporate Law of Japan).

2) Notwithstanding 1) above, the persons enumerated in items (i) to (iv) below shall not be a Specified Large Shareholder or Specified Large Purchaser:

(i) the Company, subsidiaries of the Company (as defined in Paragraph 3 of Article 8 of the Rules Concerning the Term, Style and Methods for the Creation of Financial Statements, etc.), or affiliates of the Company (as defined in Paragraph 5 of Article 8 of the said Rule),

(ii) the person who, in the opinion of the Board of Directors, is subject to the requirements stated in 1) (i) above, who has no intention of controlling the Company, and who shall not become a Specified Large Shareholder as referred to in 1) (i) above through disposition, etc. of the shares etc. of the Company he/she holds within ten (10) days (*provided*, the Board of Directors may extend such period) after such person becomes a Specified Large Shareholder as referred to in 1) (i) above,

(iii) the person who is deemed by the Board of Directors to have become a Specified Large Shareholder as referred to in 1) (i) above not through the intent of the person himself, but due to acquisition of treasury stock by the Company or for another reason (*provided*, this shall exclude persons who thereafter newly acquire shares etc. of the Company under their own volition),

(iv) the person whose acquisition or possession of the shares etc. of the Company

is judged by the Board of Directors not to be harmful to the corporate value of the Company or to the shareholders' common interests (The Board of Directors may recognize separately that the person judged to be a Specified Purchaser, etc. is not harmful to the corporate value of the Company or the shareholders' common interests. If the Board of Directors judges that such person is not harmful to the corporate value of the Company or the shareholders' common interests under certain conditions, this shall be limited to cases where the relevant conditions are satisfied.).

3) When a person located in an area under a relevant jurisdiction subject to foreign laws and ordinances is allowed to exercise Stock Acquisition Rights and there is a need to (i) perform the prescribed procedures, (ii) satisfy the prescribed conditions (including prohibition of exercise for a certain period, submission of prescribed documents and other), or (iii) perform both of the above (hereinafter the "Exercise Procedures and Conditions under Governing Law" collectively), the person located in the area under the relevant jurisdiction may exercise the Stock Acquisition Rights only if the Board of Directors judges that the relevant Exercise Procedures and Conditions under Governing Law have all been performed or satisfied. If the Board of Directors judges that these have not been performed or satisfied in this case, the person may not exercise the Stock Acquisition Rights. The Board of Directors bears no obligation to perform or satisfy the Exercise Procedures and Conditions that the Company is required to perform under Governing Law when the Company allows a person located in an area under the relevant jurisdiction to exercise Stock Acquisition Rights. Moreover, if the laws and ordinances in force in the area under the relevant jurisdiction prohibit the Company from allowing the person located in the area under the relevant jurisdiction to exercise Stock Acquisition Rights, the person located in the area under the relevant jurisdiction may not exercise the Stock Acquisition Rights.

4) Notwithstanding 3) above, a person located in the United States may exercise Stock Acquisition Rights only when the person represents and warrants to the Company that (i) he/she is an accredited investor as defined under Rule 501(a) of the US Securities Act of 1933 and besides pledges that (ii) the resale of the common stock of the Company to be acquired as a result of the exercise of the

Stock Acquisition Rights he/she holds will be carried out only by ordinary transactions on the Tokyo Stock Exchange (provided, that resale shall not be based on prior agreements or performed through prior solicitation). Only in the foregoing cases shall the Company perform or satisfy the Exercise Procedures and Conditions under Governing Law that must be performed or satisfied in relation to Regulation D of the US Securities Act of 1933 and state laws in the United States when the relevant person located in the United States exercises the relevant Stock Acquisition Rights. If, due to amendment of laws in the United States or similar reasons, the Board of Directors judges that the legal exercise of the Stock Acquisition Rights by a person located in the United States cannot be allowed under US Securities Law even when (i) and (ii) above are satisfied, persons located in the United States may not exercise Stock Acquisition Rights.

5) A person who holds Stock Acquisition Rights may exercise the Stock Acquisition Rights only when he or she submits to the Company a document observing the provisions with respect to the representations and warranties that the person is not a Specified Purchaser, etc., that the person is not exercising the Stock Acquisition Rights for a person judged to be a Specified Purchaser, etc., and that the person satisfies the exercise conditions of the Stock Acquisition Rights etc., a document observing the indemnification provisions or other matters prescribed by the Company, and other documents required under relevant laws and ordinances.

6) If the provisions of (4) hereof prohibit a person who holds Stock Acquisition Rights from exercising the Stock Acquisition Rights, the Company will bear no liability to compensate the loss or any other liability to the said person who holds the Stock Acquisition Rights.

(5) Capital stock and capital reserves to be increased when stock is issued by the exercise of Stock Acquisition Rights

The amounts of capital stock and capital reserves to be increased shall be amounts separately determined by the Board of Directors in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(6) Restrictions on transfer of Stock Acquisition Rights

1) Stock Acquisition Rights shall only be transferred with the approval of the Board of Directors.

2) When a person who is to transfer Stock Acquisition Rights is located outside Japan and is incapable of exercising Stock Acquisition Rights in accordance with (4) 3) and 4) above (excluding Specified Purchaser, etc.), the Board of Directors shall determine whether or not to grant its approval in accordance with 1) above, based on consideration as to whether the following matters are satisfied:

(i) on transfer of all or part of the Stock Acquisition Rights by the person located in an area under the relevant jurisdiction, written deposits created and signed or affixed with inscriptions of the names and seals of the transferor and transferee (including representation and warranty provisions, indemnification provisions, and penalty provisions relevant to (ii) to (iv) below) have been submitted,

(ii) the transferor or transferee can be clearly judged not to be a Specified Purchaser, etc.,

(iii) the transferee is clearly not located in an area under the relevant jurisdiction, and besides is not a person to accept the transfer of Stock Acquisition Rights on behalf of a person located in an area under the relevant jurisdiction,

(iv) the transferee is clearly not a person to accept the transfer of Stock Acquisition Rights on behalf of the Specified Purchaser, etc.

(7) Acquisition of Stock Acquisition Rights by the Company

1) The Company may, at any time until the day preceding the first day of the exercise period of Stock Acquisition Rights, acquire all Stock Acquisition Rights without compensation, as of a day separately determined by the Board of Directors, when the Board of Directors judges it appropriate for the Company to acquire the Stock Acquisition Rights.

2) The Company may acquire, as of a day separately determined by the Board of Directors, all Stock Acquisition Rights that remain unexercised by the business day preceding the relevant date, from among the Stock Acquisition Rights held by

persons other than the Specified Purchaser, and in exchange may grant the stock of the Company in the Number of Shares Covered by Stock Acquisition Right per Stock Acquisition Right. The Company may acquire such Stock Acquisition Rights multiple times.

(8) Issuance of Stock Acquisition Rights in the case of merger (only when the Company is to be merged), absorption-type demerger, incorporation-type demerger, share-for-share exchange, or share transfer, and the conditions for the foregoing

The Board of Directors shall decide on the above separately in the Resolution on the Issuance of Stock Acquisition Rights without Compensation.

(9) Issuance of Stock Acquisition Right certificate

Stock Acquisition Right certificates relating to Stock Acquisition Rights shall not be issued.

(10) Modifications due to revision, etc. of laws

The provisions of the laws and ordinances cited above are the provisions in effect as of April 27, 2007. When necessary upon the new enactment or the revision or repeal of laws and ordinances on and after that day, the provisions or meanings of terms, etc. as provided in the above respective provisions may be changed and read within a reasonable scope upon taking into consideration the purports of the relevant new enactment or revision and repeal by the Board of Directors

EXHIBIT 3

Status of Major Shareholders

As of March 31, 2007

Name	Number of shares held (thousand shares)	Ratio to total (%)
The Master Trust Bank of Japan, Ltd. (trust a/c)	16,695	8.08
State Street Bank and Trust Company	15,817	7.66
Mitsui Sumitomo Insurance Co., Ltd.	8,918	4.32
Mizuho Bank, Ltd.	8,779	4.25
The Shizuoka Bank, Ltd.	8,349	4.04
The Chase Manhattan Bank, N.A. London	7,758	3.76
Sumitomo Life Insurance Company	7,300	3.53
Japan Trustee Service Bank, Ltd. (trust a/c)	6,840	3.31
Nippon Life Insurance Company	6,482	3.14
Mizuho Corporate Bank, Ltd.	5,775	2.80

END